

05008582

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Smit Internationale

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4892

FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 6/7/05

& ACCOUNTS SMIT INTERNATIONAL N.V.



RECD S.E.C.
JUN 8 2005
1086



SMIT

SMIT INTERNATIONALE N.V.

Photo cover: Christening of the 'Smit Mandji' on 20 December 2004.

2004, REPORT AND ACCOUNTS

This annual report is also available in Dutch. In cases where textual inconsistencies between the English and Dutch versions occur, the latter will prevail.

Dit jaarverslag is ook verkrijgbaar in het Nederlands. In geval van textuele afwijkingen tussen de Engelse en de Nederlandse versie, prevaleert de Nederlandse versie.

Copies of this annual report may be obtained from Smit Internationale N.V., Public Relations Department:

Tel: +31 (0)10 4549911

Fax: +31 (0)10 4549250

E-mail: publicrelations@smit.com

The annual report is also available on our website: www.smit.com.

Smit Internationale N.V.

Waalhaven O.Z. 85

3087 BM Rotterdam

P.O. Box 59052

3008 PB Rotterdam, The Netherlands

Tel: +31 (0)10 4549911

Fax: +31 (0)10 4549777

E-mail: company@smit.com



COMPANY PROFILE

SMIT has a proud tradition of more than 160 years of service in the maritime sector. The company has earned an excellent reputation by combining expertise and experience with high-quality materials and equipment in the more than 30 locations in the world where SMIT is active. SMIT aims to provide its services mainly to shipping companies, producers in the oil and LNG industries, insurers and governments. SMIT maintains the highest standards with respect to Safety, Health, the protection of the Environment and Quality.
SMIT's services are organised into four Divisions:

- Harbour Towage: harbour towage services and related maritime services.
- Terminals: towage services and related maritime and management services to offshore and onshore terminals.
- Salvage: salvage, wreck removal, environmental protection and consultancy.
- Transport & Heavy Lift: barge chartering, heavy transport, (ocean) towage, heavy lift activities and civil contracting.

SMIT's strategy is oriented towards strengthening the activities outlined above and building on its leading position in these sectors. The company aims to achieve sustained improvement in its profitability through organic growth and selective acquisitions in the Harbour Towage and Terminals Divisions, as well as through cost control and effective economies of scale across all Divisions. Investments and fleet renewal will be based on the principles of proven technology and standardisation.

The company operates according to principles that recognise its responsibilities towards its clients, employees, shareholders and partners, and to society in general. SMIT has incorporated its objectives into the following vision and mission:

SMIT'S VISION

To be the leading market player in the global market for maritime services, preferred by customers due to the high perceived added value of its integrated package of service offerings.

- **Leading player**: to be first or second in all selected businesses.
- **Global market**: to operate on a worldwide scale.
- **Maritime services**: to be active in professional services on, under and around water.
- **Integrated package**: to offer customers a family of services tailored to their specific needs.
- **High perceived added value**: to focus on highly regarded specialist services.

SMIT'S MISSION

SMIT is a maritime service provider with the world's seas and harbours as its field of operation. We value the combination of expertise, inventiveness and specialised equipment as the key ingredients towards offering our customers the high-quality solutions they require. We strive to fulfil the needs of five critical stakeholder groups:

- **Customers**: to deliver high-quality services tailored to customers' specific needs.
- **Employees**: to offer challenging work, personal development opportunities and a clear career perspective.
- **Shareholders**: to offer corporate transparency and to create shareholder value.
- **Partners**: to cooperate on the basis of mutual respect and mutual benefit.
- **Society**: to act with due care for the environment and the community.





CORPORATE STRATEGY

In recent years, SMIT has redefined its corporate strategy. The redefined strategy is based on:

- Improving the added value.
- Increasing transparency.
- Improving the organisation's focus on customers.

With the aim of achieving these goals, SMIT has made important choices in the following areas:

- Divisions: Harbour Towage, Terminals, Salvage and Transport & Heavy Lift.
- Organisational structure: from decentralised regional offices to a central divisional structure.
- Associated companies: SMIT retains control in all associated companies.

Following the process of optimising and reshaping the company in recent years, SMIT's current strategic focus is on improving the quality of the organisation and increasing profit. This growth strategy is aimed at the more stable activities and as a result, it will be even easier to forecast the company's results.

SMIT's markets are changing and becoming increasingly global. This globalisation process is forcing many smaller companies, often family companies in this industry, to attempt to renew their fleet, to expand and to modify procedures etcetera, which could be very difficult or even impossible for many of them. Consequently, we expect consolidation in the towage market and SMIT wants to benefit by actively seeking acquisitions that add value, particularly in growth markets such as Latin America, Eastern Europe and the Far East. SMIT has built up healthy financial ratios that should enable it to play an active role in this consolidation process.

For the various Divisions, the corporate strategy will take shape as follows:

Harbour Towage	Fleet renewal and acquisitions
Terminals	Additional contracts
Salvage	Retention of market share
Transport	Fleet renewal
Heavy Lift	Consolidation

HARBOUR TOWAGE

- In existing locations there will be further efforts to improve margins by means of cost reduction, improving rates charged and scheduling the activities better, which will allow for savings with respect to staff deployment and equipment. Achieving the lowest possible costs and the highest possible utilisation rate is vital to success in this Division.

- With respect to expansion, the focus is mainly on strategic intersections in shipping routes, which will allow us to provide our customers with a global harbour towage network. Key account management has a high priority in this regard, as does the standardisation of equipment and procedures to help us to offer identical services to our customers worldwide.

- With respect to the addition of new locations, SMIT is focussed on the full or partial acquisition of existing players in the harbour towage markets in Latin America and the Far East.

- The profile for these acquisitions is determined by factors such as the minimum fleet size, the client portfolio, the organisational structure and other such factors.

- The privatisation of harbours and the renewal of concessions are also part of the focus on expanding our global harbour towage network.

- The short-term target for the Return On Capital Employed (ROCE) for Harbour Towage is 12%.

TERMINALS

- In addition to the market for crude oil, oil products and other bulk products, SMIT is focusing strongly on the development of LNG terminal projects.

- With respect to existing contracts, the company is attempting to achieve growth by offering additional services that can be integrated with existing services.

- Growth will mainly be generated from new contracts. A global sales organisation has therefore been set up with representatives in growth areas such as Latin America, Africa, the Middle East and the Far East.

- The target is to increase profit by 50% above the 2003 figure within 5 years.

- The short-term ROCE target for Terminals is 12%.

SALVAGE

- The salvage market continues to be unpredictable. The target here is to retain our current market share of 25% to 30%.
- Part of the growth in profit in this Division will have to be achieved by improvements in project management.
- Research & Development is focussed on identifying practical solutions, particularly to reduce threats to the environment.
- Given its expertise and global presence, SMIT is focusing on the more complex salvage projects that make SMIT stand out from the competition. SMIT therefore targets the top segment of the salvage market, with a very strong focus on environmental protection.
- SMIT's target is a profit margin of 10% on net production. This yardstick was chosen because this Division has virtually no assets.

TRANSPORT & HEAVY LIFT

TRANSPORT

- SMIT forecasts an organic annual growth of 10% for Transport.
- To distinguish itself from its many smaller competitors, SMIT targets the higher segment of this market. As a result, a phased fleet renewal programme is being carried out, together with a reduction in the total number of available vessels.
- Growth in profit will have to be achieved by a combination of organic growth, strict cost reductions and improvement in the rates charged.
- The ROCE target for Transport is 15%.

HEAVY LIFT

- No growth is expected in this market and SMIT will consolidate. No fleet renewal is planned. Proper maintenance of the existing equipment is therefore very important.
- Margins will have to be increased by means of cost control and improvements in project management.
- The ROCE target for Heavy Lift is 15%.

Chief Executive Officer Ben Vree "opens" the new office premises in Rotterdam on the first working day.





CONTENTS



KEY DATA

Derived from the Annual Report
(in EUR 1 mln.)

	2004	2003
Harbour Towage		
Production [1]	**75.6**	72.2
Operating result before exeptional items	**11.1**	7.7
Capital employed	**88.9**	81.5
Depreciation	**7.4**	7.1
Return on capital employed [2]	**12.5** %	9.4 %
Terminals		
Production [1]	**60.0**	68.6
Operating result before exeptional items	**6.5**	8.9
Capital employed	**70.3**	77.4
Depreciation	**11.3**	11.2
Return on capital employed [2]	**9.3** %	11.6 %
Salvage		
Production [1]	**125.0**	97.6
Operating result before exeptional items	**12.3**	4.3
Capital employed	**34.7**	39.3
Depreciation	**1.0**	0.8
Return on gross revenue [2]	**22.1** %	9.6 %
Transport & Heavy Lift		
Production [1]	**88.9**	115.8
Operating result before exeptional items	**5.7**	14.6
Capital employed	**13.8**	28.0
Depreciation	**7.8**	5.8
Return on capital employed [2]	**41.1** %	52.3 %
Result of associated companies		
Return on capital employed	**10.9** %	12.2 %
Result plus results of associated companies (Ebit)	**38.0**	40.3
Earnings before interest, taxes and depreciation incl. results of associated companies (Ebitda)	**66.5**	68.5

PRODUCTION[1] PER DIVISION



Harbour Towage
21.6%
Transport & Heavy Lift
25.4%
Terminals
17.2%
Salvage
35.8%
2003
2004

	2004	2003
Production[1]	**353.7**	359.9
Result		
Operating result	**33.1**	29.3
Net result	**27.5**	27.0
Dividend	**15.3**	15.1
Ebitda	**66.5**	68.5
Interest Coverage Ratio	**11.4**	6.6
Tangible fixed assets		
Investments[3]	**57.5**	24.5
Depreciation	**28.6**	28.3
Capital commitments as at Balance Sheet date	**30.5**	3.2
Capital employed		
Long-term capital	**291.6**	288.8
Net equity	**204.1**	194.5
Garantee capital	**212.2**	204.1
Ratios in %		
Net equity: total capital employed	**49.9**	41.7
Fixed assets: long-term capital	**82.1**	95.2
Current assets: current liabilities	**145.0**	107.8
Net profit: net equity	**13.5**	13.9
Return on capital employed, Group [5]	**14.0**	17.0
Return on capital employed, total [6]	**13.5**	15.5
In EUR per share of EUR 4.60[4]		
Net equity	**26.60**	25.68
Ebitda	**8.67**	9.05
Net result	**3.59**	3.56
Cash dividend	**2.00**	2.00
Price of stock as at Balance Sheet date	**32.00**	25.50
Issued shares as at Balance Sheet date	**7,672,931**	7,574,912
Employees		
Average number of employees	**2,859**	2,866
Total wages and salaries	**107,327**	103,104

[1] Net turnover plus movement in work in progress.
[2] Excluding exeptional items.
[3] Investments in tangible fixed assets.
[4] After deducting the number of shares repurchased by the company.
[5] Return on capital employed, Group: operating result before exeptional items divided by capital employed (tangible fixed assets + working capital).
[6] Return on capital employed, total: operating result + results of associated companies divided by capital employed(tangible fixed assets + bookvalue associated companies + working capital).







The 'Smit Curaçao' under construction at Damen Shipyards in Gorinchem.

INTRODUCTION BY THE CHAIRMAN OF THE EXECUTIVE BOARD

Dear shareholders, clients, employees, partners and other interested parties,

In last year's annual report, I told you all about the construction of the new SMIT headquarters in Rotterdam, which was well under way at that time. I am now proud to inform you that we relocated to our new tailor-made Rotterdam Waalhaven site at the end of 2004. Our new site consists of an office facility, a workshop, a transit warehouse for salvage and other equipment, a storage site for large equipment and other materials, and mooring spaces for ships and barges. The new SMIT Rotterdam site brings together thirteen of the company's smaller sites. Combining these sites has enabled us to reduce costs and increase efficiency and exposure, and has also improved the integration between field and office staff. I would like to take this opportunity to cordially invite you to visit our new headquarters, which is unique in bringing together all the disciplines that can be found in our company.

After several difficult years, I informed you in last year's annual report that 2003 was a very good, even excellent, year - thanks to the exceptional results from our Heavy Lift activities. You probably remember that, in 2002, several large projects were postponed until the following financial year, which resulted in an unprecedented high capacity utilisation rate for the Heavy Lift activities in 2003. Consequently, in 2003, SMIT achieved the highest profit level of the past five years. Given that an exceptionally good year is not generally followed in our markets by another year of similar profitability, we made an effort to temper the expectations for 2004. I am now very pleased to announce that 2004 exceeded our expectations: the result is even slightly better than that achieved in 2003. However, I must be honest and tell you that a large part of the good result achieved again in 2004 was due to activities that are very difficult to plan and predict: those of the Salvage Division.

In the past year, the Harbour Towage Division performed better than expected. In particular, Panama and Canada showed a solid improvement in their result. To continue to properly serve our international customers from existing strategic sites, we are planning a phased fleet renewal programme in the coming years. This renewal programme is based on the principles of proven technology and standardisation. Its purpose is to allow vessels to be used in as many of the various harbour towage sites as possible, and if possible also by the Terminals Division, while reducing costs over time.

In 2004, we stated that we wished to achieve further growth in this Division by means of acquisitions. This concerns acquisitions at the intersections of the international shipping routes. These acquisitions have not taken place to date because the right combination of price and strategic fit has not yet presented itself. However,



The Executive Board of Smit Internationale N.V. with Ben Vree (Chief Executive Officer) and Wim Kanis (Chief Financial Officer) on the left.

we are still actively targeting suitable acquisitions. The right combination of price and added value continues to be of primary importance in this regard because SMIT defines growth as increasing profit and not buying turnover at any price.

A claim for repayment of the tax relief granted on the harbour towage activities has been hanging over this Division for some time. As announced previously, a settlement has been agreed in principle and it is expected that that settlement will be implemented in the course of 2005. We anticipate and hope that that will bring this matter to an end.

Unfortunately, the Terminals Division has experienced a clear decline with no sign as yet of the previously forecast growth. This decline is connected to the loss of several contracts (Curaçao and Ivory Coast), as well as to making a loss on a number of contracts in West Africa, which have since been terminated. Unfortunately, the US dollar exchange rate again had a negative impact on the conversion of the result into euros. With regard to the lack of growth, we have started a process intended to improve the commercial effectiveness of this Division and sharpen its focus. This process will continue during 2005.

In view of the good market prospects and the organisational changes that have already been undertaken, along with the arrival of our new Divisional Director, we are confidently looking forward to the future.

As previously stated, the Salvage Division had an exceptionally good year, thanks to many emergency response and wreck removal projects. It is well known that salvage is an unpredictable market and we are therefore extremely pleased with the very good result for 2004. However, we cannot continue to assume the same capacity utilisation rate in future and are therefore once again basing our budget on our historical average. Nevertheless, our goal is to maintain our market share of approximately 30%. We will also continue to invest in Research & Development in this Division in order to further strengthen our focus on reducing the threat to the environment during salvage operations. In addition, a joint venture was recently begun with the US salvage company DonJon in anticipation of stricter OPA 90 legislation in this protected market, to which the Jones Act still applies.

While an exceptionally good result was achieved in the Transport & Heavy Lift Division in 2003, the 2004 result was once again at a normal level. The larger sheerlegs, particularly in the Far East, made a good contribution to the result, while the Transport sector in Rotterdam, and Asia in particular, performed as expected. We do not expect to invest in the large sheerlegs in the coming years due to the high costs of new construction. It is therefore very important to maintain this equipment properly and thoroughly. However, we are concerned about the smaller sheerlegs in Rotterdam and the surrounding area due to the structural decline of the activities involving sheerlegs in this region. Consequently, we will have to make a strategic decision about this market in the 2005 financial year.

We have begun a phased new construction programme for the Transport sector activities. This programme concerns three new vessels to be built in Singapore by Keppel Singmarine, and three in the Netherlands to be built by IHC Holland Merwede. Through this fleet renewal programme we are taking further steps to position the company in the top segment of this market.

Following the changes and strategic modifications of recent years, SMIT is once again able to look towards the future. As indicated previously, we are working hard to improve the level of quality offered by the company with respect to our fleet and the total service package we offer to our customers. This process will take some time to complete, but the first results were already visible in 2004. The main points of this process are:

- Improving our ability to make and implement the right decisions quickly.
- Improving project management.
- Increased focus on SHE-Q policy (Safety, Health, Environment & Quality).

As an integral part of the third point, we are also focussing on issues relating to the company's integrity, especially with regard to competition issues. You have undoubtedly read in the press about the investigation currently being conducted by the Netherlands Competition Authority (NMa) and the European Commission, following an unannounced visit paid to SMIT by these authorities in March 2004. At present, we have no further news to report about these investigations.

In December 2004, Mr J.D. Bax resigned as Chairman of the Supervisory Board. The Executive Board is very grateful to Mr J.D. Bax for his support and trust throughout the - sometimes challenging - years.

I am pleased to be able to forecast that SMIT is on the right course, that we will achieve our growth in the coming year, that our customers will notice the improvements we have made in our services and that the shareholders will receive the returns on their investment that they are entitled to expect.

In conclusion, I would like to thank our customers for their support and trust, our employees for their efforts and loyalty, and our shareholders and suppliers for the confidence they place in SMIT. I hope that you share my enthusiasm about our organisation!

Ben Vree
Chairman of the Executive Board



REPORT OF THE SUPERVISORY BOARD TO THE SHAREHOLDERS

We are pleased to submit to you the Report by the Executive Board and the Annual Accounts for the 2004 financial year as prepared by the Executive Board.

ADOPTION OF THE ANNUAL ACCOUNTS AND PROFIT APPROPRIATION

Having examined the report issued by KPMG Accountants N.V., we have approved and adopted the Annual Accounts drawn up by the Executive Board. We recommend that you adopt these Annual Accounts as prepared by the Executive Board. We also recommend that you approve the profit appropriation as proposed by the Executive Board, which is in accordance with the company's consistent reserve and dividend policy.

DEVELOPMENTS AT THE COMPANY

The company's 2004 result improved slightly compared to the successful year of 2003. The process begun in 2002 to increase the company's financial strength continued unabated. As at year-end 2004, the company had achieved debt-equity ratios that, in the Board's opinion, are not only satisfactory but also necessary for a company such as Smit Internationale N.V., which is capital-intensive by nature and whose results (in some parts of the Group) can fluctuate considerably due to circumstances.

COMPOSITION OF THE SUPERVISORY BOARD

During the year under review, Mr P.F. van der Heijden retired early from the Board because of the demands on his time by the University of Amsterdam. The Board is grateful to Mr P.F. van der Heijden for his contribution to the Board's work and for his consistently valuable advice. The Board appointed Mr H.C.P. Noten to fill the vacancy left by Mr P.F. van der Heijden's departure. Mr H.C.P. Noten was proposed by the company's Central Works Council.

To fill the vacancies that would occur in 2005 due to the departure of Messrs W.F. van Beuningen and M.A. Busker, the Board appointed Mr R.R. Hendriks with effect from 27 May 2004 and Mr W. Cordia with effect from 1 August 2004 as members of the Board. During the year under review, the three new members of the Board attended an introduction and training programme.
The Chairman of the Board, Mr J.D. Bax, was reappointed for one year during the General Meeting of Shareholders on 26 May 2004. It was the Board's opinion that this reappointment in the manner foreseen was necessary for the continuation of the Board's activities. Unfortunately, in December 2004, Mr J.D. Bax was forced to resign from his position for personal reasons. The Board is grateful to him for his inspirational leadership. The Board appointed Mr W. Cordia as its Chairman.
The Board proposes appointing Mr F.E.L. Dorhout Mees to fill the vacancy created by the departure of Mr J.D. Bax.

The profile drawn up by the Supervisory Board provides guidelines for appointing and reappointing Supervisory Board members. The profile stipulates amongst other things that between them, the members of the Board should be experienced in at least the following disciplines: international shipping, the offshore industry, finance, social policy and managing a company that is listed on the stock exchange. The Board believes that these requirements are met.

After this year's General Meeting of Shareholders, the Board will again consist of four members.

The members of the Board are independent of the company.

ACTIVITIES OF THE BOARD

The Supervisory Board is fully aware of the increasing importance attached to the fact that it is responsible for supervising and advising the Executive Board. In the year under review, the Board met six times with the Executive Board. In addition, the Board met two times without the Executive Board to discuss the functioning of the Supervisory Board and its relationship with the Executive Board. Most of these meetings were held with all of the Supervisory Directors present. In all of the meetings, the company's general state of affairs was discussed and, where prescribed by the Articles of Association, proposals by the Executive Board were submitted to the Supervisory Board for approval. The company's strategy in general and its risk control in particular were discussed regularly and thoroughly. In this context, all of the strategic options were addressed and evaluated during several meetings. This evaluation is a continuous process and, in view of the changing circumstances in the market, will be reviewed from time to time.
The external auditor was present during the Board's discussions of the company's half-year and annual figures. In a number of its meetings, the Board paid special attention to the (draft of the) Corporate Governance Code and the consequences for the company. In each Board meeting, quality and safety policy issues were discussed.

The Supervisory Board determined the remuneration of the Executive Board, taking into account the policy that has been drawn up and submitted to the General Meeting of Shareholders. The Board also took account of recommendations received from third parties in this regard. The resulting remuneration is stated in the Annual Report.

Outside of the meetings, there was regular contact between the Executive Board and the Chairman and individual members of the Supervisory Board regarding important company matters.

The Executive Board and the Supervisory Board, from left to right: W.H. Kanis, B. Vree, R.R. Hendriks, H.C.P. Noten. Seated: W.F. van Beuningen, W. Cordia and M.A. Busker.

The external auditors' firm reported to us concerning its independence in relation to the company. The matters considered in this regard included the external auditor's fees for the audit, activities related to the audit and other activities. The external auditors' firm confirmed its independence in relation to the company in accordance with the applicable professional regulations.

REMUNERATION POLICY FOR THE EXECUTIVE BOARD

For the main points of the remuneration policy, please see the section on Corporate Governance on page 35.

CONCLUSION

On behalf of the company, the Board wishes to express its gratitude to the Executive Board and to all its employees at home and abroad, at sea and ashore, for their efforts over the past year.

Rotterdam, 16 March 2005

On behalf of the Supervisory Board,

Willem Cordia
Chairman



BIOGRAPHICAL DETAILS OF THE SUPERVISORY BOARD

W. CORDIA
(64, DUTCH NATIONAL)

Appointed in 2004 with effect from 1 August 2004. Due to retire by rotation in 2008. Chairman of the Board of Incomare Resources, member of the Executive Board of Furness (1974-1978), Managing Director of Dock Express (1978-1983), member of the Supervisory Boards of Anthony Veder Group, H.E.S. Beheer and Huisman Special Lifting Equipment, member of the Board of Kerrco, member of the Boards of Lloyd's Register of Shipping and Det Norske Veritas. Chairman of the Supervisory Board since 8 December 2004.
Mr W. Cordia has no shares, convertible bonds, publicly tradable options held in the company or options granted by the company.

W.F. VAN BEUNINGEN
(65, DUTCH NATIONAL)

Member of the Supervisory Board from 1981 to 11 July 1997. Reappointed on 15 October 1997 and again in 2001. Due to retire by rotation in 2005. Group Managing Director of MeesPierson N.V. until 1997.
Mr W.F. van Beuningen holds 2040 shares in the company. He has no convertible bonds, publicly tradable options held in the company or options granted by the company.

M.A. BUSKER
(68, DUTCH NATIONAL)

First appointed in 1997, reappointed in 2001. Due to retire by rotation in 2005. From 1989 to 1997, Chairman of the Executive Board of Smit Internationale N.V. Chairman of the VNSI (Vereniging Nederlandse Scheepsbouwindustrie - Netherlands Shipbuilding Industry Association) and Chairman of the Supervisory Board of MARIN, the Maritime Research Institute Netherlands.
Mr M.A. Busker has no shares, convertible bonds, publicly tradable options held in the company or options granted by the company.

R.R. HENDRIKS
(50, DUTCH NATIONAL)

Appointed in 2004. Due to retire by rotation in 2008. Member of the Executive Board and CFO at CSM N.V., former Vice-Chairman of VOPAK N.V., member of the Supervisory Board of Stolt-Nielsen.
Mr R.R. Hendriks has no shares, convertible bonds, publicly tradable options held in the company or options granted by the company.

H.C.P. NOTEN
(47, DUTCH NATIONAL)

Appointed in 2004. Due to retire by rotation in 2006. Member of the Upper House of the States General, member of the Executive Board of Dutch Railways (responsible for personnel policy) (2001-2004), member of the Supervisory Board at Mn Services, member of the Supervisory Board of Royal Wegener and member of the Supervisory Board of Univé Verzekeringen. Mr Noten has the particular confidence of the Central Works Council.
Mr H.C.P. Noten has no shares, convertible bonds, publicly tradable options held in the company or options granted by the company.



Christening of the 'Smit Mandji', 20 December 2004.

A helicopter brings salvage equipment on board the 'BBC China' in South Africa. ▶

BIOGRAPHICAL DETAILS OF THE EXECUTIVE BOARD

B. VREE, CHIEF EXECUTIVE OFFICER
(51, DUTCH NATIONAL)

Appointed as Chairman of the Executive Board in May 2002. Member of the Executive Board of Smit Internationale N.V. since 2000. Joined Van Ommeren in 1993 and later worked for Vopak in Singapore, where he held various positions. Was Regional Director of Van Ommeren Asia BV and later President of Vopak Logistics Asia Pte. Ltd. From 1997 to 2000, Director of Singapore International Chamber of Commerce. From 1989 to 1993, Commercial Manager at Chemicals Matex Nederland BV (Van Ommeren BV). Up to 1989, Mr B. Vree held various positions at the Rotterdam port.

FURTHER ACTIVITIES:

- Honorary Consul General of Sweden
- Member of the Supervisory Board of Radio Holland Groep B.V. and TMI Holding N.V.
- President of the Rotterdam district of Nederlandse Maatschappij voor Nijverheid en Handel (Dutch Trade and Industry Association).

W.H. KANIS, CHIEF FINANCIAL OFFICER
(58, DUTCH NATIONAL)

Appointed as Chief Financial Officer and Member of the Executive Board in October 2000.
Employed by Smit Internationale N.V. since 1981. General Manager Finance & Administration from 1994 to 2000. Director of Finance & Administration from 1988 to 1994. Previously, Head of the Department of Finance & Administration. Worked for Klynveld & Kraayenhof & Co from 1971 to 1981.





REPORT OF THE EXECUTIVE BOARD

GENERAL

The process of reinforcement of the divisional structure was completed in 2004 by also bringing the Harbour Towage and Terminals Divisions under the control of a single person. In 2004, the company again reaped the benefits of the strategic changes made in previous years. The process of reinforcing the company's commercial thrust was launched successfully, but will take another year to complete.

A profit forecast for 2004 was not provided when the 2003 annual accounts were published. During 2004, it became clear that the profit for the year would be at least EUR 21 million. In January 2005, SMIT announced that the annual profit would be approximately equal to the 2003 figure.

This initial forecast was based on the work already under contract for 2004, the turnover already achieved and the expectation that the Divisions would perform in accordance with the budget. The Harbour Towage Division performed significantly better than anticipated, while the Terminals Division unfortunately performed below expectations. The results of the Salvage Division are difficult to predict and were therefore based on an historical average over the past five years. Thanks to the higher than average capacity utilisation rate during the year under review and the successful execution of the work, the Salvage Division's contribution to the result was significantly above average. The results of the heavy lift activities were of course considerably lower than in the previous year because of the contracts that were terminated in Brazil and Greece at the start of 2004. The transport unit of the Transport & Heavy Lift Division was well utilised, which enabled the Division to make a favourable contribution to SMIT's result. For the most part, the performance of the associated companies was successful, with the exception of the loss-making Ice Breaker contract with the ice breaker 'Talagy'. All of this resulted in a net profit of EUR 27.5 million for the financial year.

Unfortunately, 2004 was also marked by the investigations by the Netherlands Competition Authority (NMa) and the European Commission (EC) into possible unauthorised cooperation agreements or restriction of competition in the salvage sector, and harbour and terminal services. In the spring, the NMa and the EC conducted an inspection at the company's premises. Afterwards, SMIT provided additional information to the NMa and the EC and one SMIT staff member was questioned by the NMa. The NMa and the EC have not yet made any statements about the progress of their investigations. The Executive Board provided the NMa with insight into measures already taken in part before the NMa and EC investigations. Prior to these investigations, we had already implemented a Code of Conduct that forbids actions such as those being investigated. It has been made extremely clear to SMIT personnel that any deviations or breaches of the rules will not be tolerated. The Executive Board is awaiting the outcome of the investigations.



HARBOUR TOWAGE

RESULTS

The operating result for the Harbour Towage Division, before exceptional items, rose to EUR 11.1 million from EUR 7.7 million in 2003. The return on capital employed (ROCE) is 12.5 % (2003: 9.4%), which is above the target level of 12%.

DETAILS

Once again, the results in Rotterdam showed improvement, but the required level of return has not yet been achieved. The costs remain at an unacceptably high level. In consultation with the parties involved (trade unions, members of staff and the Works Council) some progress has been made, but the necessary level of flexibility relating to the deployment of staff and equipment has not yet been achieved.

In previous annual reports we have already addressed the problems surrounding the so-called 'Bemanningsfaciliteit' ('crew facility') incentive scheme. Agreement has been reached with the Dutch government on how to solve this issue. A final settlement is expected during the course of 2005.

In Canada, the improvement in the results that had begun in the fourth quarter of 2003 continued in 2004. Increasing market share and making cost savings positively impacted on the result.

In Panama, a substantial increase in turnover and profit was achieved. The contract for our services on one of the concessions in Panama was extended by five years. A substantial investment in new equipment was made in Panama, partly because of this contract extension. Some of this equipment had already been received as at year-end 2004, and the rest will be delivered in early 2005.

TERMINALS

RESULTS

The operating result for the Terminals Division, before exceptional items, fell to EUR 6.5 million from EUR 8.9 million in 2003. The return on capital employed (ROCE) was 9.3% (2003: 11.6%), which is lower than SMIT's long-term target of 15%.

DETAILS

The result in euros was negatively impacted by the low exchange rate of the US dollar, as was the case in 2002 and 2003.

Another reason for the lower operating result was the termination of activities in Ivory Coast and Curaçao. Due to the termination of the loss making contracts in the West African region it is to be expected that this region will make a positive contribution to the result again with effect from 2005.

To date, the growth forecast for this Division has not been achieved, which is disappointing because this Division forms part of the basis for SMIT's growth strategy. Divisional management and the tender department have now been reorganised, and the commercial department has been strengthened.
The growth target is a 50% increase in profit over a five-year period (relative to 2003).

The 'Smit Mandji', just before departing for Port Gentil, Gabon.


SMIT MANDJI

SALVAGE

RESULTS

The operating result, before exceptional items, was EUR 12.3 million, compared to EUR 4.3 million in 2003. The exceptionally high workload of 2003 continued in 2004. The turnover of EUR 129 million was much higher than the five-year average, as was also the case in 2003. For SMIT Salvage, the return on capital employed (ROCE), which SMIT uses as a yardstick to measure performance, is not relevant. See also the comments later in this annual report about the low level of capital investment in this Division. This is why a profit margin of 10% of net production was chosen as a yardstick and the division more than met that standard.

DETAILS

The most noticeable projects included the wreck removal of the tanker 'Tasman Spirit' after it broke up off the coast of Pakistan, the salvage of the 'Cape Africa' (South Africa) and the turning and salvage of the capsized 'Rockness' (Norway). The removal of the 'Tricolor' was completed without further complications. The attempt to salvage the 'Cristoforo Colombo' (Sakhalin) unfortunately had to be terminated without success.

Harbour Towage	Above forecast
Terminals	Below forecast
Salvage	Very good
Transport	As forecast
Heavy Lift	As forecast

TRANSPORT & HEAVY LIFT

RESULTS

The 2004 turnover was EUR 104 million, compared to EUR 138 million in 2003. This decrease was the result of the completion of projects in Brazil and Greece carried out mainly in 2003. The operating result of the Transport & Heavy Lift Division, before exceptional items, was EUR 5.7 million (2003: EUR 14.6 million). The return on capital employed (ROCE) was 41.1% (2003: 52.3%). Of course it was not possible to equal the extremely high 2003 result due to the finalisation of the contract in Brazil.

DETAILS

The Transport sector was well utilised and performed above budget. The good performances were due in part to activities undertaken during salvage projects. However, there was little work in the Heavy Lift sector in the second half of the year. The results from the use of the smaller sheerlegs in the Rotterdam region were particularly disappointing. SMIT's strategic position in relation to these small sheerlegs in the Rotterdam region will be further evaluated in the course of 2005.

A contract was awarded in Singapore for the construction of a series of three 'anchor handling supply vessels'. These vessels are due to be delivered in 2005/2006 and will be financed through a limited partnership. Furthermore, in early 2005, a contract was awarded for a series of three smaller 'anchor handling supply vessels' for work on the inland waterways and in the coastal areas of northwest Europe.

RISKS AND RISK MANAGEMENT

GENERAL

The Executive Board is responsible for the establishment and operation of the internal risk management and control systems. The goal of these systems is, as far as possible, to manage the major risks that the company is exposed to and to ensure that the company achieves its operating and financial targets whilst complying with the relevant legislation and rules and regulations. Such systems cannot guarantee that the company will achieve its targets, nor can they ensure that all material inaccuracies, losses, fraud and breaches of legislation and rules and regulations can be entirely prevented.

The risk management and control system has the continuous attention of the Executive Board and forms an essential part of the management of the company. During the year under review, a systematic analysis was commenced of the business risks per Division. Further detail will be added to this analysis in the coming year. We will report on the effectiveness and adequacy of the control systems in the next annual report.

Internal control measures were defined and set down in procedures in order to limit the risks run by the company. Compliance with these procedures is checked by means of internal and external audits based on a risk analysis drawn up in-house.



The general standards and principles governing business transactions, which apply for all operating companies (including associated companies) and our employees, are set out in the SMIT Code of Conduct. The importance of compliance with this code is continually emphasised by the Executive Board. A whistleblower scheme has also been established to ensure that employees can report any suspected irregularities without jeopardising their legal position.

SMIT started issuing internal Letters of Representation in 2004. In these internal Letters of Representation, General Managers and Finance Managers account for compliance with internal procedures and legislation and regulations.

MARKET AND COUNTRY RISKS

SMIT is active throughout the world. The company's activities are therefore exposed to the economic, legal and political risks of the various countries where SMIT operates.

SMIT consists of four Divisions, each with its own risk profile. The risk profile of each business unit depends on the nature of the activities.

SMIT HARBOUR TOWAGE: This Division assists vessels that are entering or leaving port. The number of ship journeys is influenced by the economic climate. The risks are well spread because of the geographic spread of this Division and a sensible choice of types of ports in which to operate.

SMIT TERMINALS: This Division offers a complete package for the maritime management of on and offshore third-party terminals. As a rule, work is carried out under long-term contracts. The development of the terminal market follows (a few years behind) the oil companies' exploration and investment activities.

SMIT SALVAGE: The market for this Division comes from shipping accidents and is therefore unpredictable. The forecast results are estimated based on a long-term average. Assistance given, for which financial settlement is not yet complete at the time when the accounts are drawn up, is recognised at a conservative value.

SMIT TRANSPORT & HEAVY LIFT: The transport market is predominantly a spot market where single services (e.g. barge rental) are often provided. The heavy lift market is a cyclical market, related mainly to the civil engineering construction market and the energy market. It is also subject to large periodic fluctuations in results due to changes in economic circumstances.

OPERATIONAL RISKS

CAPACITY PLANNING

Capacity planning plays a critical role in all of the company's activities. Temporary capacity utilisation losses may arise due to the stagnation of contracts or the postponement of projects. As far as possible, the risk of underutilisation is limited by entering into long-term contracts. In addition, the company always tries to achieve the advantages of synergy by using the equipment in as many different Divisions as possible.

PROJECT RISKS

SMIT undertakes risky projects on a regular basis because of the nature of the company's activities. There are various risk areas, such as safety, environment and finance. Proper project management is essential in managing these risks. The organisation is focussed particularly on ongoing education and training for its employees. The SHE-Q department helps in the development of tools to identify safety and environmental risks and define risk control measures. The effectiveness of such measures is regularly tested by means of SHE-Q audits (including specific fleet audits). Financial risks arising from the company's operations are managed by drawing up budgets and regular forecasts of the expected project results. The Tender Board procedure is an important risk management tool when the company is considering large new contracts. The Tender Board assesses the risk profile, profitability and strategic fit of potential contracts that are of material scope and/or entail specific project risks. Investment proposals are also evaluated by the Tender Board, which consists of the CEO, the CFO, the Director Shared Resources, the General Counsel and project members.

ASSOCIATED COMPANIES

A significant part of the capital comprises investments in associated companies. SMIT is represented on the Board of all associated companies of material interest and thus has access to annual and interim reports. An external auditor audits the accounts of the aforementioned associated companies.

INTERNAL REPORTING

SMIT has an internal reporting system and a budget cycle. The financial reports are assessed centrally against the approved budgets. Forecasts are checked per quarter and adjusted where necessary. The company has fixed procedures for investments and disposals.

INSURANCE

SMIT has concluded a satisfactory insurance package for tangible fixed assets and third-party liability.

DERIVATIVE USE

Derivatives are used on a limited scale to hedge risks and relate only to standard contracts that do not entail any exceptional performance risks.

FINANCIAL RISKS

CURRENCY RISK

A significant part of SMIT's income and expenditure is in foreign currencies. The main currencies, in addition to the euro, are the US dollar, the Singapore dollar and the South African rand. SMIT's policy focuses on mitigating business-related currency risks (in relation to the functional currency) by means of forward exchange transactions and currency swaps. In principle, the net equity position of the foreign subsidiaries is not hedged, nor is the translation risk with respect to the conversion of the net results of foreign group operating companies into euros.

INTEREST RATE RISK

In the context of SMIT's interest rate policy, at least 50% of the interest rates of the long-term liabilities are fixed for longer periods. Derivatives are used in this regard to fix variable interest rates on the long-term loans.

CREDIT RISK

The risk of uncollectable customer debts varies per Division. In general, SMIT does not run a significant credit risk with respect to individual customers. Guarantees are requested for large, risky projects in order to hedge the credit risk. It is common practice in the Salvage industry to require guarantees in assistance projects, to hedge the credit risk to a significant extent.

For further explanation of the financial instruments and management of the exchange rate risk, please refer to page 51 of the annual accounts.



Part of the hull of an "anchor handling supply vessel" in the Keppel Singmarine shipyard in Singapore.

ASSOCIATED COMPANIES

HARBOUR TOWAGE

KEPPEL SMIT TOWAGE

As in 2003, in 2004 this joint venture, operationally managed by SMIT, achieved a very good result.

SERVICIOS MEXICANOS EN REMOLCADORES

This minority interest booked a very good result in 2004.

UNIE VAN REDDING- EN SLEEPDIENST

This joint venture achieved a very good result in 2004. Both improved turnover in the towage services and a number of successfully completed salvage operations particularly contributed to the profit.
The intended transaction with Fairplay was finalised in the year under review and, as a result, SMIT and Fairplay each hold a 50% share in Unie van Redding- en Sleepdienst.

TRANSPORT & HEAVY LIFT

ASIAN LIFT

This joint venture with Keppel Fels had an excellent capacity utilisation rate, especially in the second half of the year. The large number of projects and salvage operations in particular contributed to the utilisation rate. The results achieved exceeded expectations.

HIGH LATITUDE SHIPPING

This is a joint venture with Femco, our Russian partner. The company had a five-year charter contract for an anchor handling tug ice breaker with a Russian oil company. Unfortunately, this contract was dissolved. As a result, the rental of this ice breaker is no longer insured. Accordingly, an additional reserve has been taken. A small profit was achieved from normal operations.

SMIT OCEANEERING CABLE SYSTEMS

In 2004, no activities were developed by this joint venture and the first steps were taken to wind up the company. Unfortunately, an additional value write-down on the assets had to take place in 2004, but it is expected that this joint venture will be fully liquidated in 2005.

SMITWIJS TOWAGE

The market improved in the last six months of the year, which produced a result that was just positive.
SMIT has now terminated its participation in this joint venture. There will be more clarity about the situation in mid-2005.



In 2004, steps were taken in the investment programme to replace a number of older units.

For the Harbour Towage Division, four medium-sized harbour tugs were ordered and two of these were delivered in 2004. The remaining two harbour tugs will be delivered in the first half of 2005. A new terminal tug was also delivered in 2004 for a long-term contract in Africa.

The total amount invested in 2004, including the maintenance expenditure for scheduled major overhaul of vessels, was EUR 57.5 million.

In the year under review, following a long-term charter agreement, the charterer company operating the 'Smit Pioneer' exercised its option to purchase this vessel. It was delivered in December 2004.

In early 2005, a contract was awarded for three smaller 'anchor handling supply vessels' for work on the inland waterways and in the coastal areas of northwest Europe.

Two new mortgage arrangements were entered into for a total amount of EUR 35 million in order to finance the building of the new vessels. Of this amount, EUR 18.4 million had been used at year-end 2004.

Oil from the 'Selendang Ayu', which had split in two in Alaska, had to be removed in extremely bad weather.


SELENDANG AYU

SAFETY, HEALTH, ENVIRONMENTAL CARE AND QUALITY (SHE-Q)

Issues of safety, health, environmental care and quality form an integral part of SMIT's commercial code of conduct. SMIT has further toughened up its policy in this area. The SHE-Q Manager reports directly to the Chairman of the Executive Board on a regular basis. In addition, the Supervisory Board receives information on this subject at every meeting. The SMIT Central Works Council dedicated its 2004 theme day entirely to SHE-Q, and the subject was also high on the agenda of SMIT's corporate meeting, which was attended by all international managers.

The systems implemented perform satisfactorily and the results indicate that the number and seriousness of the incidents is decreasing. The tolerances have not been exceeded for the activities in question.

SMIT'S SHE-Q POLICY

All SMIT employees are expected to take their individual responsibilities seriously and to help to create and maintain safe work procedures, healthy working conditions, environmental awareness and a superior quality of service to our clients.

SMIT'S SHE-Q policy outlines the following practices:

- Compliance with all relevant legislation and regulations.
- The prevention of accidents, incidents, damage, injury and situations that could endanger employees' health, together with a sustained effort to reduce the number of cases of injury to zero.
- The setting of challenging goals and targets with the aim of encouraging and maintaining continuous improvement.
- The promotion of training courses and programmes that encourage our employees to work together responsibly.
- The provision of resources that enable our employees to carry out their work in a healthy, safe and environmentally friendly way.
- Continuous improvement of the quality of our products, services and processes in order to fulfil the client's expectations and in many cases even to exceed them.
- Regular checks and investigations into any incidents or accidents, in order to be able to take corrective measures, with a particular emphasis on the continuous improvement and updating of our procedures.

PERSONNEL AND PERSONNEL POLICY

GENERAL

SMIT has 2740 permanent employees worldwide (2003: 2978). The number of permanent employees in the Netherlands is 728 (2003: 753) of which 487 (2003: 513) are exclusively deployed for operational activities (i.e. field staff: sailors, divers, riggers and salvage personnel). On a worldwide basis, the ratio of office staff to field staff is 1:5. The number of employees in the Netherlands compared to the number of employees abroad demonstrates the importance of foreign activities to the whole SMIT Group.

The key aspect of personnel policy is the preservation of know-how and experience with regard to operational and technical skills. There is also a major focus on the evaluation and coaching of employees in the areas of safety and quality.
SMIT aims to increase employee involvement and commitment and to ensure that employees are fully aware of their career options within the Group. SMIT is a company with a strong international focus, which means that it needs employees who are prepared and able to work in different countries.


SMIT
The 'BBC China' that ran aground off the coast of Port Grosvenor.

KNOW-HOW AND EXPERIENCE
The global geographical spread of the Group and the relatively high average age of its employees means that it is important to share and retain as much existing know-how and experience as possible.
The standard system for scheduled (preventive) maintenance has, for the most part, been implemented on a global basis. Various types of procedures have been formulated and implemented.
We are also in the process of setting up a training and education system that utilises as much of SMIT's existing in-house know-how and experience as possible.

COMMERCIAL THRUST
One of the key aspects of the strategy is to improve the company's commercial thrust. Special training courses and educational programmes have been set up for this purpose. Career pathing has been put in place to ensure that all future managers have plenty of commercial experience in addition to the necessary operational know-how. New employees with commercial experience will be employed to strengthen the current organisation, without any increase in the total number of employees. The criteria for selection and promotion include experience and know-how, supplemented by minimum requirements regarding the candidate's professional nature. This relates in particular to responsibility for results.

PROJECT MANAGEMENT
The effective execution of projects has a major influence on SMIT's organisation and results, which is why it is important that projects are organised at an early stage and in a professional manner. Financial and other risks must be reduced as much as possible. A special intensive training programme has been implemented for this purpose. In addition, the organisational structure has been adapted further to define responsibilities more clearly and so that employees share responsibility for the attainment of agreed results. This will also help to maintain and improve the quality of service.

ENGINEERING AND RESEARCH & DEVELOPMENT
of the majority of the Engineering Department's work is carried out for the Transport & Heavy Lift Division (in particular with respect to Heavy Lift activities) and the Salvage Division. This is why the level of know-how and the experience of Engineering Department employees is focused on these areas in particular. In cases where the demand for engineering work exceeds the capacity, especially in a quantitative sense, the work is contracted out to third parties.

Research & Development activities are undertaken if it is felt that these will directly produce results that can be applied to one or more of our activities. Our Engineering Department will contract out research work needed in another field to third parties or suppliers. Most of the Research & Development activities are carried out for the Salvage Division.



PENSIONS

Seagoing personnel based in The Netherlands are covered by the 'Bedrijfspensioenfonds voor de Koopvaardij' pension fund or by the 'Bedrijfspensioenfonds voor de Rijn- en Binnenvaart' pension fund.
The pension contribution for 2004 was 34% and 27.6% of the pensionable salary respectively.

The pension scheme for the Dutch office staff has been insured by Stichting Pensioenfonds SMIT. The pension contribution remained the same in 2004 at 27%. At year-end 2004, the pension fund's coverage ratio was approximately 110%. Eighty percent of the pension fund's assets have been invested in fixed-interest securities, with the remaining twenty percent invested in shares.
Up to the end of 2003, this fund was based on a final-salary scheme. In 2004 this scheme was replaced by a so-called conditional index-linked average-salary scheme. This conditional index-linking also applies to pensions that have commenced.

Those employees stationed abroad are covered by local pension funds, which are usually based on a system of fixed employer contributions.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

With effect from the 2005 financial year, SMIT will draw up the consolidated annual accounts based on the International Financial Reporting Standards (IFRS). In the past year, an extensive comparative analysis was conducted between the current SMIT accounting principles and the IFRS. A major difference concerns the recognition of the so-called 'defined benefit plans' as described in International Accounting Standard 19 (IAS 19). SMIT has defined benefit plans in The Netherlands, the United Kingdom, the United States and Canada. However, on balance, the Group's capital is only affected to a limited extent under the IFRS as a result of recognising these defined benefit pension plans.

Another important difference between the company's current accounting principles and the IFRS concerns the valuation of financial instruments. SMIT's policy aims to hedge currency risks and interest rate risks, as described on page 51 of the Annual Report. Under the IFRS, SMIT will use hedge accounting to limit the consequences of changes in the value of the financial position as far as possible. SMIT will use the option of not preparing the 2004 comparative figures on the basis of IAS 32 and 39.

With the publication of the 2005 half-year figures, SMIT will report on the basis of the IFRS for the first time. This report will include a reconciliation of the current accounting principles and the IFRS for the opening balance sheet, the results and the closing balance sheet for 2004.

It is expected that the effect will be negligible on the capital and extremely limited on the development of results.

The volatility of SMIT's result is very likely to increase slightly. The implementation of the IFRS will not have an impact on the company's cash flow.

INFORMATION SYSTEMS

In 2004, a great deal of work was undertaken with respect to Information Technology (IT). In the second quarter, a large number of servers at the Rotterdam headquarters were upgraded and fitted with the latest software and the mail environment was completely updated. Subsequently, the workplace computers were upgraded and new software was installed. This investment has resulted in a reliable IT environment at our headquarters with sufficient capacity for the organisation.

IT is going to play an increasingly important role in operations. The availability of data and systems and the integrity of SMIT's network have a high priority. To this end, the security systems are regularly updated and upgraded to tackle the increasing threat of hackers and viruses.

The requirement of a high-quality network infrastructure was taken into account from the planning phase of SMIT's new headquarters. This included installing the proper facilities to guarantee the optimum availability of the IT environment. For example, an emergency power generator was installed to provide the IT network with power in the event that the regular power supply is disrupted. A high-quality fire-extinguishing system and a redundant climate control system ensure the best possible protection of the server room and its equipment. The complete IT environment was successfully relocated to the new building during a single weekend thanks to an elaborate plan and the deployment of specialists.

During the financial year, further progress was made in linking the offices outside of The Netherlands to the SMIT Wide Area Network. This network provides employees in the Singapore, Cape Town and UK offices with direct access to central applications and data in Rotterdam. Access to these applications and data was also provided for other SMIT employees outside of The Netherlands. Possibilities for further optimising these systems will remain under consideration on an ongoing basis in 2005.

Following tefforts to improve global information exchange and standardisation, initial steps have been taken in the development of a company intranet. One of the main goals of this 'SMITNET' is to provide all employees in the same way with accurate information concerning strategy, company regulations, safety and SMIT activities.

In this financial year, a great deal of effort was put into improving coordination in the organisation of existing systems, such as the central marketing information system and the SHE-Q performance management system. In this context, a budget and control reporting set was developed for SMIT Vessel Management Services (SVMS) on the basis of the ERP system and the maintenance and procurement system. A link was also established between the Salvage Division's marketing & sales information system and the casualty database of Lloyd's Marine Intelligence Unit in London.

Activities were also commenced on projects that will run their course in 2005. An analysis of the support for the integration and linking up of the personnel, crew planning and payroll processes was conducted. In this analysis, considerable importance was placed on achieving advantages of synergy by finding ways to use the competencies and solutions already present within the Group. Results are also expected in 2005 with respect to improved support for document control and management.

During the past year, the implementation of the Holding Information System (HIS) continued. This software provides for the further computerisation of Group consolidation and reporting and is currently used in all SMIT branches. The use of this software significantly shortens the time needed for reporting. The consolidation and reporting models already in use comply with all requirements regarding the I.F.R.S. reports for the 2005 financial year. In 2005, the first steps will be taken to expand the abovementioned system to include the Group's treasury activities.

Finally, in an attempt to further shorten the reporting time, activities have recently begun on the development of an interface with the accounting software used within the Group.

Rotterdam, 18 March 2005

The Executive Board:



Ben Vree, Chairman
Wim Kanis

PROPOSED DIVIDEND

In accordance with the reservation and dividend policy, it is proposed that a dividend of EUR 2.00 per ordinary share with a par value of EUR 4.60 be declared, which is equivalent to a dividend payout of 56% of the net result.



SMIT HARBOUR TOWAGE

On the day of her name giving ceremony, the 'P&O Nedlloyd Mondriaan' lies ready to be assisted by the 'Smit Loire' in the port of Rotterdam.

TYPE OF WORK

The basic work consists of assisting vessels in entering and leaving port. Almost all of these ships exceed 10,000 tonnes and they range from large container ships, oil tankers, chemical tankers and other bulk carriers to refrigerated ships and general cargo ships.

LOCATIONS

SMIT operates all over the world in this market, except in Australia. Ports in Rotterdam, on Canada's west coast and in Panama, Argentina and South Africa are served by wholly owned subsidiaries. The associated company Unie van Redding- en Sleepdienst (URS) is active in Belgian ports and on the River Westerschelde. In Mexico, SMIT has a joint venture with Transportes Maritimos Mexicanos (TMM) for harbour towage services in Manzanillo. Southeast Asia is served by a successful joint venture with Keppel Corporation. The joint venture Keppel Smit Towage (KST) is active in Singapore, Malaysia and Indonesia. None of the locations where SMIT or its associated companies provide these services are typical seasonal locations. This ensures that SMIT has plenty of work in all ports all year round. SMIT has no harbour towage operations in the United States of America, as statutory restrictions (the Jones Act) imposed on foreign towage companies make it unattractive to work there.



o *Operational location*

CLIENTS

Nearly all of this Division's small and large shipping company clients are internationally active. Most contracts are annual in nature and are extended automatically. However, there is seldom a minimum volume guarantee. In the major European ports, the role of the shipbroker has become less important, as many shipping companies now have their own organisation and thus contract directly. However, in other parts of the world and in the bulk transportation business, the shipbroker remains an important point of contact for SMIT.

COMPETITORS

Almost all ports are subject to fierce competition. Few ports where SMIT and its associated companies are active have concession systems. In almost all cases, the most important competitors at SMIT's locations are local companies. Internationally, there are three major market players, namely:

- Adsteam Marine, which is based in Australia and is also very active in the Pacific Ocean and England.
- Svitzer Wijsmuller, which is active in Scandinavia, England and Amsterdam.
- PSA Marine, which is active in Singapore and Southeast Asia.

SMIT and these players are the market leaders in the field of harbour towage services.

MARKET

Results are affected by global economic developments. A reduction in the total volume of trade can lead to fewer ship journeys being made. Results are also affected by local and sectoral developments. SMIT's good geographical spread of activities and involvement in a wide range of port types has helped to eliminate some of its vulnerability to developments. SMIT's use of a number of different types of vessels also plays a role. All of this helps SMIT to achieve a solid, stable result.

To be successful in these activities, players must provide a low-cost, high-quality product. Efficiency and a critical scale of operations are prerequisites for success in this mature market. We have already achieved a high degree of standardisation in our materials and equipment; a process that will be continued in the future. It is likely that there will be a further consolidation of users and providers of towage services in this market, which is not a growth market. Nevertheless, SMIT will expand its activities into other ports as necessary, in some cases by acquiring smaller operators or by winning concessions. Given the characteristics of the market outlined above, turnover will not be 'bought at any price'.


NOL
NOL
NOL
The 'Tiger Sun' gives port assistance in the Canadian ports.

The 'Smit Humber' provides assistance to a 194-meter Ro-Ro ship that had gone adrift.





SMIT TERMINALS

TYPE OF WORK

This Division offers a total package of services for the maritime management of third parties' quay terminals (onshore) and floating terminals (offshore). SMIT is not involved in the design, manufacture, financing or management of a terminal as such; instead, just as with the Harbour Towage Division, the core element of its service is the accompanying of vessels entering and leaving. Terminals also offers a range of other services. Depending on the location and the client's wishes, the following combination of services can be provided:

- Tug assistance.
- Piloting services.
- Line handling for the tying up and untying of vessels.
- Transportation of crew to and from the quayside.
- Coupling and uncoupling of terminal connections.
- Underwater inspection and maintenance of the installation.
- Fire fighting.
- Standby services in case of bad weather.

If desired, SMIT will assist with the operational marine management of a terminal. The education and training of local employees (localisation programme) is often an integral component of these activities.



Sales office *Operational location*

LOCATIONS

Production and storage facilities for crude oil, oil products and gas (LNG). These terminals are often located in remote areas without any significant infrastructure nearby. In other words, the terminal operator secures the necessary services by means of a contract, which is usually long-term in nature.
Most quay terminals are refineries and storage and transhipment businesses for liquefied bulk cargoes. Container terminals and dry bulk cargo-handing terminals also obtain the services they need this way.

◀ Terminal employees at work at a buoy.



The 'Smit Siberië' is deployed in Nigeria to give terminal assistance.

SMIT currently has twenty terminal contracts. SMIT and its associated companies are active on the west coast of Africa (Nigeria, Gabon, Ghana, Cameroon and Angola), as well as in South Africa (Durban and Mossel Bay), East Africa (Sudan), Central Europe (Black Sea and Lithuania), the Middle East (Yemen), Southeast Asia (Brunei), the Far East (Sakhalin) and the Caribbean region (Bahamas and Bonaire).

CLIENTS

Whereas the Harbour Towage Division's main clients are the shipping companies (the vessels), the Terminals Division's clients are the terminal operators. In most cases, these are national or international oil companies (the oil majors) or joint ventures of these companies with local parties. The remote locations, specialised equipment and the required continuity of the complex services provided are all reasons why the contracts are usually long-term (5 to 15 years) in nature. Most contracts are denominated in US dollars. The clients in this segment demand high-quality service, naturally combined with very high standards of safety, health, environmental care and quality ('SHE-Q').
In SMIT's case, the provision of services to offshore terminals in particular is of strategic importance, due to the added value created by combining a wide range of services with SMIT's specialist nautical know-how and equipment.

Most of the clients have similar business philosophies and more or less the same requirements for the locations where they are based. This section of the Division is managed centrally, in order to guarantee global uniformity and consistency of systems and procedures (both for quotations and actual operations).

COMPETITORS

The greatest competitor in the quay terminals market is Adsteam Marine (Australia). In addition, PSA Marine (Singapore) is building up a market share. Local players are active in this market segment too. In the offshore terminals market, Svitzer Wijsmuller, Surf (Groupe Bourbon, France) and Lamnalco - which is based in the Middle East - are the most important competitors.

MARKET

SMIT's market share in its section of the terminals market is currently about 20%. The level of growth in the terminals market depends mainly on the oil companies' exploration activities, which in turn depend on the oil price and the economic climate. For the next few years, the global power supply and the supply of raw materials to the chemical industry will continue to be based on mineral oils and gases. Given the current conditions, it is expected that the number of terminals will continue to increase in the years to come.
SMIT's growth strategy for this activity amounts to 50% growth over a five-year period, with 2003 used as the basis.



Mosselbay (South Africa) is one of the locations where Terminals carries out harbour towage services by means of buoys for offshore and onshore terminal landing stages for large oil and gas tankers.



The capsized bulk carrier 'Rockness' was parbuckled using a unique salvage method.

SMIT SALVAGE

TYPE OF WORK

The Salvage Division undertakes two main activities: salvage (emergency response) and wreck removal. In addition, it is often involved in consultancy activities.

SALVAGE

Salvage work involves vessels (ships) that are in trouble, usually due to bad weather. These are vessels that have become uncontrollable due to engine or steering equipment failure, vessels at risk of running aground on coastlines or in shallows, and vessels that have had an accident (collision, fire or leakage). In many cases, one or more tugs will be deployed, together with salvage equipment such as fire-extinguishing materials, diving gear, pumps, etc., depending on the nature of the problem. However, the deployment of highly qualified, experienced salvage personnel who possess a broad range of skills and plenty of relevant experience and improvisational ability is still the most important factor for success in such operations.

WRECK REMOVAL

In this segment, sunken ships are raised from the seabed. In most cases, the ship has little or no residual value; indeed, in many cases its value is actually negative. Accordingly, wreck removal is almost always carried out because the wreck is hindering traffic or is endangering the environment. Increasingly, high-grade equipment is being used to remove cargoes or fuel oil from wrecks that do not necessarily need to be raised and removed, in order to prevent environmental pollution.

LOCATIONS

SMIT Salvage works all over the world. To this end, the Salvage Division maintains an organisational set-up at four strategic locations, namely Rotterdam, Houston, Cape Town and Singapore. These locations are all close to busy or hazardous shipping lanes, are evenly distributed across the globe and possess a high-qual-



o Sales office   o Operational location, warehouse included

ity logistical infrastructure. From these locations, SMIT is able to quickly mobilise personnel and salvage equipment and dispatch them to a ship in distress. Commercial and operational salvage personnel are based at the sites, along with warehouses of salvage materials and equipment (pumps, hoses, cables, chains, diving equipment, saw cables, generators, welding equipment, etcetera).

CLIENTS

SMIT's clients for salvage work are the shipping companies and their hull insurance companies and liability insurers (Protection & Indemnity Associations, which are shipowners' mutual insurance companies and are known as 'P&I Clubs').

Traditionally, contracts for assistance are concluded using the so-called Lloyd's Open Form (LOF) on the basis of 'no cure, no pay'. The fee to be paid by the shipowner is calculated afterwards and depends on such factors as the salvaged value. A few years ago, it was realised that a LOF contract concluded on a 'no cure, no pay' basis for a wreck that had little prospect of being successfully raised was no incentive to salvors to undertake the often costly salvage operations. Shipowners' liability insurers realised that no salvage assistance would be provided if a salvor did not have a reasonable chance of a successful salvage. In particular, this increased the risk of significant environmental damage. In order to give the salvors a reasonable degree of certainty that they would be paid, a rider was attached to the LOF, which ensures that the salvors can at least be certain of receiving a minimum daily fee for the deployment of their equipment and personnel.

The clients for wreck removal services are government institutions and P&I Clubs. Contracts are usually awarded after an open tender procedure and are often based on a lump sum fee. This can be a very risky business if SMIT is deploying third-party equipment instead of its own. This makes high-quality project management of critical importance in such cases.

COMPETITORS

At a local level, there are many small companies that carry out occasional salvage work and provide emergency assistance in particular. In addition, equipment owned by these companies is often hired by SMIT and the other major salvage companies for salvage operations. The local salvage equipment is then combined with the specialised know-how of our experienced salvors.

There are only a few companies that serve both the salvage and wreck removal markets. SMIT's competitors are the Danish-Dutch Svitzer Wijsmuller, Tsavliris (Greece) and Titan Industries (United States), whereby one company concentrates more on salvage and the other more on wreck removal.

MARKET

SMIT's average market share of the global salvage market, measured over several years, is 25 to 35%, based on the number of LOF contracts registered with Lloyd's of London.

Shipping activities have become increasingly safe, thanks to improved training, better navigational equipment, modern waterway convoying systems and stricter certification standards. This has reduced the number of 'traditional' salvage operations, although shipping activities are becoming more complicated. Container ships are increasing in size all the time and are carrying large quantities and varieties of products, including hazardous cargoes or chemicals that have the potential to damage the environment. The volumes of crude oil, chemicals and gases being shipped in bulk in tankers and parcel tankers are still rising. Environmental damage is becoming increasingly unacceptable. If accidents do occur, they are more complex from a technical point of view and have a greater impact on the environment than in the past.

The lower number of 'traditional' accidents and the greater complexity of the accidents that do occur have made this unpredictable market even more volatilethan in the past. It is expected that the actual value of this market will remain about the same but that the income from each incident will rise. SMIT anticipates that this will create a split in the salvage market between the many small and relatively straightforward salvage incidents on the one hand and the larger-scale, more complex operations (which can only be undertaken by the major specialist players) on the other hand. SMIT aims to continue to play a role in local markets and will continue to serve them from its four strategic locations.

SMIT recognises the unpredictable nature of this market and accordingly has refrained from investing in vessels and other costly equipment for this Division. Instead, it hires what it needs from the other Divisions (in particular from the Transport & Heavy Lift Division) or from third parties. The capital invested in this Division is relatively small. This reduces the downward risk and creates major upward potential. However, investments are made in Research & Development, particularly for environmental protection activities.

SMIT expects that the importance of environmental protection activities will only increase in the future. It is for this reason that SMIT wishes to remain market leader in this top segment by focusing to a greater extent on amassing the know-how and experience required for the removal of fuel oil and hazardous cargoes from sunken ships. SMIT believes that this very comprehensive know-how and experience of its employees, when combined with its specialised equipment, will continue to set it apart from its competitors.

The general cargo vessel 'Maanav Star' that had run aground in southern England.







SMIT TRANSPORT & HEAVY LIFT

TYPE OF WORK

The Transport & Heavy Lift Division consists of two main market sectors: Transport and Heavy Lift. In addition, the Maritime Projects Group is active in this Division in projects that deploy people and equipment from the entire Division. These operations have been brought together because of the benefits of mutual synergy and the operations' modest individual size.

TRANSPORT

The Division's Transport segment mainly involves the deployment of certain equipment (principally ships) for the transportation of goods, with the emphasis on heavy and niche (non-standard) cargoes. Some of the equipment is not self-propelled and consists of barges (including some submersibles) for the transportation of fuel storage tanks, timber and bulk goods, and offshore installation barges. Pusher tugs and other tugs, most of which are owned by SMIT, provide the propulsion. The Division's self-propelled vessels vary in type and size and can all be used for multiple purposes. This Division also includes SmitWijs Towage, the joint venture with Svitzer Wijsmuller. SmitWijs Towage tows floating objects such as drilling platforms, large barges with construction units, storage and production units for the oil and gas industry, tugs and other vessels, as well as dredging equipment.

HEAVY LIFT

SMIT Heavy Lift mainly provides specialist heavy lifting services using floating sheerlegs. SMIT's in-house specialist engineering skills are normally utilised in this respect. Most of the sheerlegs have their own means of propulsion. Work can normally only be carried out in calm waters. This means that seasonal conditions may restrict work areas and deployability periods. The sheerlegs have a hoisting capacity of between 400 and 3200 tonnes. In the Far East, SMIT contributed the sheerlegs equipment to Asian Lift, its joint venture with Keppel Fels.

MARITIME PROJECTS

This Division combines its different activities, equipment, know-how and experience with the expertise of the rest of the SMIT Group. This work also requires a wide range of specialist engineering skills. The projects are mainly linked to the oil and gas industry

◀ *The 'Giant 4' during transport from a section of the Snøhvit slug-catcher.*

and civil engineering and contracting. SMIT works on those projects that permit deployment of its own equipment, in order to control the risk and optimise capacity utilisation of the equipment.



An "artist's impression" of one of the three 'multi-purpose' vessels under construction.



o *Sales office* o *Operational location*

LOCATIONS

TRANSPORT

The activities are organised locally but are carried out on a regional basis. The site locations are Rotterdam, Vancouver, Cape Town and Singapore.

Only SmitWijs Towage operates on a global basis, from its base in Rotterdam.

HEAVY LIFT

In this segment too, the lifting work is organised from a specific location for a whole region: from Rotterdam for northwest Europe and from Singapore for southeast Asia. Most large-scale sheerlegs are based in Rotterdam and are deployed all over the world.

MARITIME PROJECTS

These activities are organised from Rotterdam and Singapore. The projects are carried out all over the world.

CLIENTS

GENERAL

Many services are provided to other Divisions and in particular to the Salvage Division.

TRANSPORT

This market has a very wide range of different clients, ranging from energy-related and civil engineering/contracting companies to the dock industry and logistical companies. SmitWijs Towage's typical clients are construction companies involved in offshore projects.

HEAVY LIFT

In this market, the clients are mainly construction companies for offshore and civil engineering projects, shipyards and the dock industry.

MARITIME PROJECTS

In the Maritime Projects market, the clients are offshore and civil engineering construction and installation companies and oil companies.

COMPETITORS

TRANSPORT

This segment is home to many local competitors, each of whom has its own specialisation. SMIT plays a leading role in the regions in which it is active but does not maintain a global network.

HEAVY LIFT

There are no globally active competitors in the field of heavy lift work using sheerlegs. Competition comes from other segments, such as from the offshore industry (Heerema and McDermott) in the form of ships with heavy rotating cranes and from the quay-side in the form of mobile cranes (Mammoet and others). Offshore cranes are considerably more expensive than SMIT's sheerlegs, but can carry on working longer at sea in unfavourable conditions. Quay cranes are cheaper than sheerlegs but their deployment is limited. Given the high level of initial investment required, no new players are expected to enter the market in the near future.

MARITIME PROJECTS

In order to reduce the risks, SMIT concentrates on smaller-scale projects or else acts as subcontractor. This means that the major offshore construction companies (such as Coflexship and Halliburton) are more clients than competitors. The real competitors are regionally active companies.





The 'Smitwijs London' tows the FPSO 'EHRA' from Ulsan (South Korea) to Singapore.



MARKET

TRANSPORT

The transportation market is a spot market where in many cases single services such as hiring (chartering??) are provided. This makes price the most important competitive factor. However, for the biggest barges, engineering skills provide the competitive edge, whereas for the tug/pusher tug market, it is the deployment of a professional crew. In order to be able to compete, companies must operate at the lowest possible cost level and achieve the highest possible capacity utilisation ratio. Due to the age of SMIT's equipment, the company has started a phased programme of fleet renewal. Partly on this basis, SMIT will grow more in the top segment of this market. Any growth in this market will be organic growth in selected submarkets. SmitWijs Towage's market is not very large; it focuses on offshore and energy-related activities and mainly consists of transportation of materials for the oil and gas industry, in particular for FPSOs. This market is not expected to grow significantly.

HEAVY LIFT

The Heavy Lift market is a cyclical market, with the main clients being the civil engineering construction market and the energy market. Wreck removal is also an important internal market.

MARITIME PROJECTS

SMIT is able to set itself apart from the competition, thanks to its specialised know-how in operational and engineering matters. SMIT has the additional competitive advantage of being able to combine a number of its activities in this market to offer its clients an integrated package of services. The high cost of equipment means that no further growth is expected, although there may be modest organic growth.

The 'Taklift 6' with a FPSO module being hoisted in Rio de Janeiro, Brazil.



SHAREHOLDERS' PAGE

THE SMIT INTERNATIONALE N.V. SHARE

The Smit Internationale N.V. share is listed on the Euronext Amsterdam stock exchange. The company's authorised capital totals EUR 138 million and is divided into 12.0 million ordinary shares and 14.4 million cumulative preference shares and 3.6 million cumulative preference financing shares. All shares have a par value of EUR 4.60 each.

The issued share capital consists of 7,710,834 ordinary shares. All issued shares are fully paid up. At year-end 2004, the company owned 37,903 of the above shares.

As at 17 March 2005, the following shareholders had declared that they held a 'substantial' block of shares in the company:

Delta Deelnemingen Fonds N.V.	14.99%
H.N.F.P. Holding N.V.	10.26%
Delta Lloyd Nuts Ohra N.V.	9.78%
Gestion Deelnemingen	9.36%
Marsala B.V.	8.15%
ING Groep N.V.	8.05%
De Zeven Zeeën B.V.	6.06%
Janivo Holding B.V.	5.27%
Orange Fund N.V.	2.93%

SHARE PRICE DEVELOPMENTS DURING 2004

Year-end price 2003	EUR 25.50
Lowest closing price (Jan. 2004)	EUR 24.98
Highest closing price (Nov. 2004)	EUR 32.09
Year-end price 2004	EUR 32.00

LIQUIDITY PROVIDERS

Rabobank and Fortis Bank acted as liquidity providers to facilitate trading in Smit Internationale N.V. shares.

DIVIDEND

Provided the 2004 Annual Accounts are adopted, a dividend will be distributed for the year under review of EUR 2.00 per ordinary share. The dividend becomes payable on 24 May 2005.


GIANT

PUBLICATION, DISCLOSURE AND OTHER IMPORTANT DATES

18 May 2005	Annual General Meeting of Shareholders
20 May 2005	First stock exchange ex dividend quotation
24 May 2005	Dividend made available for payment
25 August 2005	Publication of half-yearly figures for 2005
9 March 2006	Publication of annual figures for 2005
10 May 2006	Annual General Meeting of Shareholders

This Annual Report will be discussed during the General Meeting of Shareholders to be held on Wednesday 18 May 2005 at 2.30 p.m., at the Smit Internationale N.V. headquarters at Waalhaven O.Z. 85, 3087 BM Rotterdam.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Ben Vree, Chairman of the Executive Board
Tel. +31(0)10-4549911
Fax +31(0)10-4549298
E-mail: b.vree@smit.com



CORPORATE GOVERNANCE

INTRODUCTION

In the 2003 Annual Report, we discussed in detail the Dutch corporate governance code - the 'Tabaksblat Code'. We stated that 'good business management' is one of SMIT's most important basic principles and that we endorse the sound embedding of the Tabaksblat Code throughout our Group. We placed the subject of corporate governance on the agenda for the 2004 annual meeting and discussed it with the shareholders. Their reaction was positive.

SMIT has recently filled in the details of the outstanding points. Please see also our website at www.smit.com. The corporate governance section on the website has been redesigned and provides - in accordance with the code - a summary of our corporate governance policy and relevant regulations and documents.

SMIT applies all the provisions of the Tabaksblat Code with the exception of the following:

- Existing contractual agreements with directors will be maintained. With respect to new appointments and reappointments we will act in accordance with the code.
- The Supervisory Board has not set up any committees.
- In view of the remuneration structure, no remuneration report is available. The remuneration structure is explained in the Annual Report on pages 35 and 36.

We will also place corporate governance on the agenda of the 2005 annual meeting and discuss it with the shareholders. An amendment to the Articles of Association will be on the agenda at that meeting. Among other things, this amendment will concern changes in connection with the Tabaksblat code and the new statutory two-tier system. Below, we set out (in more detail) how SMIT has applied corporate governance. However, for reasons of clarity, we will first explain the effects of the new statutory two-tier system.

NEW STATUTORY TWO-TIER SYSTEM

As a result of the new statutory two-tier system (implemented in accordance with an amendment to legislation on 1 October 2004), the co-option system for appointing members of the Supervisory Board was scrapped and the power to appoint Supervisory Directors was granted to the General Meeting of Shareholders. The Central Works Council receives a stronger right of recommendation for one third of the membership of the Supervisory Board.

In the new statutory two-tier system, the General Meeting of Shareholders is also granted the power to adopt the annual accounts. This power previously resided in the Supervisory Board, while the General Meeting of Shareholders had the right of approval.

The Articles of Association will be amended in line with the statutory regulations and SMIT will place the amendment to the Articles of Association on the agenda of the 2005 annual meeting.

APPLICATION OF THE STATUTORY TWO-TIER SYSTEM

SMIT has put this subject on the agenda for discussion and formulation of an opinion at the General Meeting of Shareholders.

SUPERVISORY BOARD

The Supervisory Board's most important tasks are the supervision of the Executive Board's management of the company and of the general developments with respect to the company, and advising the Executive Board. When performing their tasks, Supervisory Board members act in the interest of the company.

Last year, we stated our intention to transform the Supervisory Board into a board ('college') of four persons, which will be complete in 2005. With effect from the 2005 General Meeting



of Shareholders, the new composition will provide SMIT with a rejuvenated and decisive board with know-how and expertise aligned to the company's nature and size, and fully compliant with the Tabaksblat Code recommendations. For reasons of continuity during the transition, the board was temporarily composed of six people for part of 2004, and has had five members since Mr J.D. Bax's departure in December 2004. As announced, Messrs W.F. van Beuningen and M.A. Busker will retire in 2005 and will not be eligible for reappointment. A proposal concerning the appointment of a new Supervisory Director to fill the existing vacancy will be made to the General Meeting of Shareholders, such that the Supervisory Board will be composed of the intended four members. All members will be categorised as independent with effect from the 2005 annual meeting.

Where necessary, a programme has been offered to the Supervisory Directors appointed in 2004, to familiarise them with SMIT and its activities. This programme will also be provided for future appointees.

In accordance with the modified statutory two-tier system, the members of the Supervisory Board will be appointed and reappointed by the General Meeting of Shareholders. The new Articles of Association will provide for the appointment of a nominee proposed by the Supervisory Board in accordance with the method laid down in the new statutory two-tier rules. The amendment to the Articles of Association also provides for a change in the length of the term of office for Supervisory Board members to a maximum of three four-year periods, and the elimination of the age limit.

The Supervisory Board has not set up any committees. As a smaller listed company, we consider it important to comply with the Tabaksblat Code, as far as possible. The Tabaksblat Code includes a provision that committees must be established in the case that a Supervisory Board consists of more than four members (principle III.5). At SMIT, the complete Supervisory Board will assume the duties with respect to auditing, remuneration, and selection and appointment.

The members of the Supervisory Board do not offer any paid advisory services to the company beyond their work as members of the Supervisory Board. The remuneration paid to members of the Supervisory Board does not depend on the profit made by the company and will be determined by the General Meeting of Shareholders.

The Supervisory Board is governed by the Regulations on Insider Trading, which have been updated and adopted. These regulations contain rules regarding the holding of and transactions in securities in the company by Supervisory Board members. With the Tabaksblat Code recommendations in mind, the regulations were supplemented with an Addendum for members of the Supervisory and Executive Boards with regard to the holding of and transactions in non-SMIT securities.

Our website includes the profile for the composition of the Supervisory Board, the Schedule of Retirement by Rotation, the Supervisory Board Regulations, the Regulations on Insider Trading, and the Addendum to the Regulations on Insider Trading.

The Supervisory Board is assisted by the Company Secretary. The Company Secretary ensures that the correct procedures are followed and that any actions undertaken are in accordance with the statutory obligations and with those obligations laid down in the Articles of Association. The Secretary's role will be included in the amendment to the Articles of Association.

EXECUTIVE BOARD

The Executive Board is responsible for managing the company and its activities. The company's strategy and objectives, which are submitted to the Supervisory Board for approval, are set down in the Annual Report. At the current time, SMIT's Executive Board consists of two people, namely the CEO who, as the only director under the Articles of Association (who is also Chairman of the Executive Board) and Chief Financial Officer (CFO).

The Supervisory Board appoints and dismisses the members of the Executive Board and sets down the conditions under which a member of the Executive Board may be appointed.

The remuneration of the Executive Board is laid down by the Supervisory Board based on the remuneration policy adopted by the General Meeting of Shareholders and in accordance with the Tabaksblat Code recommendations. For the first time in 2005, the remuneration policy that applies to the Executive Board will be submitted to the General Meeting of Shareholders for adoption.

REMUNERATION POLICY

Mr B. Vree, the only director of SMIT under the Articles of Association, was appointed for an indefinite period as of 11 November 2000. The contract of employment does not contain any agreements with respect to amounts for compensation to be paid in the event of dismissal,nor has any scheme been agreed to continue pension accrual in the event of dismissal.

The remuneration of Mr B. Vree consists of a fixed component and a profit-linked component. The profit-linked part of the remuneration is a per mille of SMIT's operating result after the deduction of a contribution-free allowance based on a theoretical equity payment for the shareholders. There are no applicable share or option schemes.

Mr B. Vree is a participant in the Smit Internationale pension fund under the usual conditions (basis: conditional indexed average salary). He is also covered by a supplementary scheme (basis: available premium) that takes effect at 60 years of age.

The other terms of employment are in line with the market and include a suitable business entertainment allowance, a company car, a contribution towards health insurance costs and the use of a telephone. Accident insurance and liability insurance for directors has also been taken out for the CEO. No loans, advances or guarantees are provided to directors. The policy on secundary activities is restrictive in line with the Tabaksblat Code; the acceptance of any such positions requires the explicit approval of the Supervisory Board. Income from membership of Supervisory Boards may be retained.



In response to the Tabaksblat Code, the Supervisory Board has analysed the remuneration policy for the Executive Board and sought the recommendations of its own independent advisor in this regard.
Partly on the basis of market comparisons, it was concluded that the current terms of employment package is no longer in line with the market.

The Supervisory Board intends to bring the remuneration policy more in line with the market by implementing a limited increase in the basic salary.

CODE OF CONDUCT AND ALLEGED ABUSES

SMIT requires all its companies, managers and employees to behave in an ethically responsible manner at all times and to comply with the standards and rules laid down in the 'Algemene Bedrijfsprincipes en Gedragscode' (General Business Principles and Code of Conduct). These rules have been expanded to include a complaints procedure regarding alleged irregularities. Both schemes have been published on the website.

RISK MANAGEMENT

The satisfactory functioning of the internal risk management and control systems is something that the Executive Board monitors constantly and is also one of the subjects discussed in the meetings between the Executive Board and the Supervisory Board. For additional information, please refer to page 17 to 19 of the Annual Report. The code of conduct concerning the internal risk management and control systems has been evaluated and re-established. The code of conduct can be found on SMIT's website.

You will find the section on 'Risks and Risk Management' on page 17 to 19 of the Annual Report.

THE SMIT INTERNATIONALE N.V. SHARE

Smit Internationale N.V. is a public limited liability company established under Dutch law. The Smit Internationale N.V. share has been listed on the Euronext Amsterdam stock exchange and its predecessors since 1977.

GENERAL MEETING OF SHAREHOLDERS

A General Meeting of Shareholders is held at least once a year. The company's shareholders are entitled to attend, speak at and vote at the General Meeting of Shareholders. Each share entitles the relevant party to cast a single vote. Shareholders' rights to assemble may be exercised by a person authorised in writing. The power of attorney permitting the exercising of the rights to assemble must be filed with the Executive Board at the latest on the day stated in this respect in the notice convening a meeting.

Upon approval of the proposed amendment to the Articles of Association, the main powers of the General Meeting of Shareholders will be as follows:

- Determining the remuneration policy for the Executive Board.
- Appointing the members of the Supervisory Board and dismissing the entire membership of the Supervisory Board.
- Determining the remuneration of the Supervisory Board.
- Adopting the company's annual accounts.
- Determining the dividend to be paid.
- Approving management decisions concerning important changes to the company, including acquisitions, partnerships and disposals.
- Discharging the Executive Board for its management activities.
- Discharging the Supervisory Board for its supervisory activities.
- Placing items on the agenda of the General Meeting of Shareholders.
- Appointing the external auditor charged with the task of auditing the company's annual accounts.
- Resolving that shares may be issued or authorising the Executive Board to issue shares, subject to the prior consent of the Supervisory Board.
- Deciding whether to exclude or limit preferential subscription rights or authorising the Executive Board to exclude or limit preferential subscription rights, subject to the prior approval of the Supervisory Board.
- Authorising the Executive Board to buy back own shares in the company, subject to the prior approval of the Supervisory Board.
- Resolving that the company's capital be reduced, if proposed by the Executive Board and approved by the Supervisory Board.
- Resolving to amend the Articles of Association or dissolve the company.
- Resolving that the company undergo a legal merger or legal division.

The amendment to the Articles of Association will include the introduction of a registration date. Given the generally good attendance for the SMIT General Meeting of Shareholders, we deem additional measures to improve attendance unnecessary at the present time. Since 2004, the Netherlands Civil Code has provided for the possibility of offering shareholders an electronic power of attorney for attending the General Meeting of Shareholders and exercising shareholders' rights at that meeting. We await with interest the other proposals announced by the Ministers of Finance and Justice regarding statutory requirements for modern means of communication, proxy voting and proxy solicitation, as well as developments concerning remote voting. We also look forward to the report from the Corporate Governance Code Monitoring Committee.

PROVISION OF INFORMATION

SMIT endeavours to achieve open and transparent communication with its capital providers and with the financial community in general. In this context, SMIT maintains regular contact with analysts, investors, and the financial media. Furthermore, the communication and contacts are evaluated on a regular basis. A recent study into the opinion of investors and possibilities for improvement has revealed that there is appreciation for the communication method and the information provided. We will implement a number of the suggestions for improvement. In general, however, we will attempt to limit the cost increases arising from the changes brought about by the Tabaksblat Code. Once published, the presentation reports that SMIT hands out to analysts and (institutional) investors and at press conferences can be accessed on the website.

Furthermore, we have taken steps, as far as possible, to ensure that data published under company law and securities legislation is available on our website via a hyperlink.

FINANCIAL REPORTING, ANNUAL ACCOUNTS, PROFIT APPROPRIATION AND THE ROLE OF THE AUDITOR

The way in which financial reports are drafted, and the way in which this process is monitored, are set down in internal rules that also define the responsibilities and procedures of the relevant parties, including the Executive Board, the Supervisory Board and the external auditor. The procedures are evaluated on a regular basis and adapted where necessary. The Executive Board prepares the company's annual accounts and these are signed by both the Executive Board and the Supervisory Board. The annual accounts are adopted by the General Meeting of Shareholders. The external auditor attends the Supervisory Board meeting that discusses the annual accounts and the meeting preceding the publication of the half-year figures.

The policy on reserves and dividends is dealt with and accounted for as a separate agenda item at the General Meeting of Shareholders. One of SMIT's primary objectives is to create shareholder value, both by achieving (earnings) growth and by distributing dividends to shareholders. The aim of SMIT's policy on reserves is to create and/or maintain the financial balance sheet ratios that are needed to achieve the company's growth objectives. At the same time, SMIT advocates a stable distribution to its capital providers. The application of these principles will generally result in the reservation of 50% of the profit. The dividend is distributed in a form that suits the company's financial structure and as far as possible the interests of the shareholders.

The external auditor is appointed by the General Meeting of Shareholders after a recommendation by the Supervisory Board. The appointment of the auditor will be an annual item on the agenda. At least once every four years, the Supervisory Board and the Executive Board will conduct a thorough assessment of the performance of the external auditor. The Executive Board reports to the Supervisory Board regarding developments in the relationship with the external auditor and in respect of his or her independence vis-à-vis the company. The external auditor will, in line with the applicable professional rules, report to the Executive Board and the Supervisory Board about his or her independence vis-à-vis SMIT.

The company's external auditor also attends the General Meeting of Shareholders. During this meeting, the external auditor may be questioned about his or her report on the true and fair picture given by the annual accounts.

ANTI-TAKEOVER MEASURES

SMIT is entitled to issue cumulative preference shares. The Smit International Preference Shares Foundation (Stichting Preferente Aandelen Smit Internationale) has an option on these shares, in order to protect SMIT's interests under certain circumstances. The Foundation can exercise the option within the context of its object as laid down by the Articles of Association, if it is of the opinion that an undesirable acquisition of control of Smit Internationale N.V. has arisen.

By exercising this option, the Foundation will place the stakeholders in a position whereby they can, in the event of an acquisition of control or a takeover bid, come to a well-considered assessment of the position.



Welder doing construction work at the IHC Merwede shipyard in Sliedrecht, The Netherlands.



REPORT OF THE SMIT INTERNATIONALE PREFERENCE SHARES FOUNDATION

The Stichting Preferente Aandelen Smit Internationale (Smit Internationale Preference Shares Foundation ('the Foundation')), with its registered office in Rotterdam, has as its object: the promotion of the interests of Smit Internationale N.V. and its Group companies, as well as the interests of those companies maintained by the company and its Group companies. It carries out its activities in such a way that the interests of the company, its Group companies and those companies, and the interests of all those involved, and the independence, continuity and identity of the company, its Group companies and those companies, are safeguarded.

As at the balance sheet date, no Smit Internationale N.V. cumulative preference shares had been issued. On 25 September 1997, Smit Internationale N.V. and the Foundation entered into an option agreement for the cumulative preference shares. In doing so, the Foundation undertook vis-à-vis Smit Internationale N.V. to limit the exercising of the option to a number of cumulative preference shares equal to the number of ordinary shares issued at the time the option is exercised.

During the year under review, the Foundation's Board met once with the company's Executive Board in order to inquire about the figures for the year 2003 and the company's state of affairs. In addition, a delegation from the Foundation's Board attended the General Meeting of Shareholders of Smit Internationale N.V. in 2004.

Discussion also took place concerning developments with respect to Corporate Governance. A decision was taken to increase the independence of the Foundation's Board by means of an amend-



ment to the Articles of Association, in the sense that the directors of the Foundation are now independent of Smit Internationale N.V., and that approval by the company's Executive Board and Supervisory Board is no longer necessary for the appointment of directors of the Foundation.

Due to the passing away of Mr W.T.J. Dijkman, the resignation of Mr J.D. Bax and the filling of the existing vacancy, the Foundation's Board currently consists of the following members:

J. de Vroe, Chairman
R.A.F. van de Kamp
J.C.M. Hovers
D. de Waard
R.P. Voogd

Rotterdam, 18 March 2005
Board of the Smit International Preference Shares Foundation

DECLARATION OF INDEPENDENCE

The Executive Board of Smit Internationale N.V. and the Board of the Stichting Preferente Aandelen Smit Internationale hereby declare that it is their joint opinion that the requirements relating to the independence of the officers of the Stichting Preferente Aandelen Smit Internationale as referred to in Appendix X of Euronext Amsterdam's Listing and Issuing Rules are satisfied.

Rotterdam, 18 March 2005
Executive Board of Smit Internationale N.V.
Board of the Smit International Preference Shares Foundation

The 'Smit Clyde' alongside the 'Queen Mary 2' that put in at Rotterdam in the autumn of 2004.





Barracuda Caratinga project in Brazil.



CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31, 2004

(in EUR 1,000.-)

		31 December 2004		31 December 2003	
Fixed assets					
Tangible fixed assets	(1)	188,994		180,209	
Financial fixed assets	(2)	50,327		94,831	
			239,321		275,040
Current assets					
Stocks	(3)	47,610		32,805	
Receivables	(4)	86,681		138,638	
Cash	(5)	34,205		19,431	
		168,496		190,874	
Current liabilities	(6)	116,232		177,143	
Net current assets			52,264		13,731
Total assets less current liabilities			291,585		288,771
Less: Subordinated loans *	(7)	8,111		9,586	
Other long-term liabilities	(8)	57,727		62,074	
Total long-term liabilities		65,838		71,660	
Provisions	(9)	21,680		22,616	
			87,518		94,276
Group equity *			204,067		194,495
Group equity specified as follows:					
Net equity	(10)	203,654		194,040	
Minority shareholders' interest		413		455	
			204,067		194,495
* Guarantee capital			**212,178**		**204,081**



Part of the floating crane, 'Atwood Beacon', is lifted onto a pontoon by the 'Asian Hercules II'.

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED DECEMBER 31, 2004

(in EUR 1,000.-)

	Note		2004		2003
Net turnover	(11)	339,218		355,614	
Increase in work in progress		14,484		4,288	
Total operating income			353,702		359,902
Cost of services from third parties and other external costs	(12)	183,989		195,641	
Wages and salaries	(13)	93,720		90,165	
Social security charges	(13)	13,607		12,939	
Depreciation of tangible fixed assets	(14)	28,552		28,265	
Total operating charges			319,868		327,010
Exceptional items	(15)		(760)		(3,590)
Operating result	(16)		33,074		29,302
Interest	(17)		(3,334)		(6,083)
Result from ordinary activities before taxation			29,740		23,219
Taxation	(18)		(7,104)		(7,182)
			22,636		16,037
Share in results of associated companies	(19)		4,913		10,956
Result from ordinary activities after taxation			27,549		26,993
Minority interest in Group result after taxation			(29)		(16)
Result after taxation			27,520		26,977

		2004		2003
Profit used for the calculation of earnings per share	EUR	27,520	EUR	26,977
Earnings per share	EUR	3.61	EUR	3.62
Number of shares		7,623,921		7,460,653
Fully diluted earnings per share	EUR	3.61	EUR	3.61
Number of shares		7,629,521		7,467,144



CONSOLIDATED CASH FLOWS STATEMENTS

(in EUR 1,000.-)

		2004		2003
Result after taxation	27,520		26,977	
Adjustment to reconcile result after taxation to net cash generated by operational activities:				
Profit on sale of tangible fixed assets and release of investment subsidies	(5,939)		(3,399)	
Depreciation	28,552		28,265	
Movements in provisions	(936)		(6,944)	
Share in the results of associated companies	(4,913)		(10,956)	
Dividends received from associated companies	1,759		13,598	
Movements in working capital, excluding cash, dividends and securities	22,275		7,244	
Cash flows from operational activities		68,318		54,785
Investment in tangible fixed assets	(57,496)		(24,536)	
Proceeds from disposals of tangible fixed assets	23,775		20,151	
Movements in financial fixed assets*	16,104		26,106	
Cash flows from investing activities		(17,617)		21,721
Share options	2,298		667	
Dividends paid	(15,279)		(3,483)	
Proceeds, long-term liabilities	18,382		11,484	
Repayments, long-term liabilities	(23,827)		(66,470)	
Cash flows from financing activities		(18,426)		(57,802)
Increase in cash and securities		32,275		18,704
Cash and securities at beginning of year		(46)		(18,750)
Cash and securities at end of year		32,229		(46)

For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

* In 2004 the disposal of the temporary expansion of the stake in URS less the involved bridging loan is included in this entry. In 2003 this amount includes the purchase of a temporary expansion of the stake in URS less the involved bridging loan.

GENERAL

Unless otherwise stated, amounts are in EUR 1,000.-.

ACCOUNTING FOR EXEPTIONAL ITEMS

In contravention of the rules from the "Besluit Modellen Jaarrekening", the exeptional items are seperately disclosed (as previous year) in the Profit and Loss Account in order to gain insight into the accounts.

PRINCIPLES OF CONSOLIDATION

The consolidated accounts include the accounts of Smit Internationale N.V. and its group companies. Where SMIT owns less than 100%, the interest of third parties is separately disclosed in the balance sheet and profit and loss account.

The list containing data in respect of group companies and associated companies, as referred to in Articles 379 and 414, Book 2 Title 9 of the Netherlands Civil Code, has been filed with the office of the Companies Register in Rotterdam.

Since the financial information of Smit Internationale N.V. is incorporated in the consolidated financial statements, the annual accounts only state the share in the results of associated companies (after taxation) as a seperate item, in accordance with article 402, Book 2 of The Netherlands Civil Code.



ACCOUNTING POLICIES

GENERAL

Unless stated otherwise, the accounting policies are based on the historical cost convention.

CONVERSION OF FOREIGN CURRENCIES INTO EURO

Assets and liabilities in foreign currencies pertaining to Dutch subsidiaries are converted into euro at the applicable rates on the balance sheet date, or at contract rates. Assets, liabilities and profit and loss account items of foreign subsidiaries and associated companies are converted into euro at the rates applicable on the balance sheet date. Results of foreign subsidiaries are converted into euro at the average exchange rate during the financial year.

Exchange rates applied in this respect for the year 2004 were:

	Year-end 2004	Average 2004
USD	0.73206	0.80299
SGD	0.44863	0.47553
CAD	0.60643	0.61883
GBP	1.41443	1.46799
ZAR	0.12980	0.12565

Exchange differences resulting from normal business operations are included in the operating result. Exchange differences arising from the translation of group net investments, including long-term intercompany loans, in foreign subsidiaries and associated companies are transferred directly to net equity, having due regard to the tax effect. Exchange differences on long-term liabilities in foreign currencies, entered into, in order to hedge the net investments in foreign subsidiaries and associated companies, are also directly transferred to net equity.

DERIVATIVE FINANCIAL INSTRUMENTS

The company has derivative financial instruments for hedging of currency risks of future cash flows. Gains or losses arising from changes in the fair value of a derivative are recognised in the profit and loss account for the period in which the underlying transaction has been processed.



TANGIBLE FIXED ASSETS

Tangible fixed assets are valued at cost less straight-line depreciation from the date of being put into operational service. The depreciation, allowing for an assumed residual value, depends on the estimated useful lives assigned to the various categories of assets. For vessels and other floating equipment the estimated useful life is 20 years. Depreciation is supplemented by additional write-downs where necessary. Vessels and equipment under construction are included in the Balance Sheet on the basis of instalments paid, including interest during construction. The book value of the fleet shown in these Annual Accounts largely represents a reasonable approximation of its actual value; if based on actual value the net equity and result would therefore not differ substantially from the equity and result reported.

FINANCIAL FIXED ASSETS

The non-consolidated investment in associated companies over which Smit has a large measure of control is valued at a pro rata share of the net asset values of those companies. In instances where it is deemed appropriate, a lower valuation has been applied. To the extent possible, the calculation of the value of assets, liabilities and results has been performed in accordance with the accounting policies applied to the consolidated accounts. Differences between the cost of acquisition and the net asset value of subsidiary companies - determined in accordance with the accounting policies as set out below - are capitalised on the balance sheet. Results on the sale of assets to associated companies, over which SMIT has - directly or indirectly - control of 50% or less, are eliminated as far as they relate to the percentage of SMIT's interest. Other associated companies are valued at the cost of acquisition, or market value if structurally lower. Balances with associated companies have been included at face value less any provisions. Other financial fixed assets are stated at face value.

STOCKS

Materials and supplies have been valued at purchase price. Work in progress included in "stocks" has been valued as follows:
Work completed but not invoiced at balance sheet date has been valued at the proceeds estimated - to the best of our knowledge - to be receivable, taking into account a fair margin to reflect the fact that the income was yet to be realised at the balance sheet date. Work in progress has been valued at a pro rata share of proceeds receivable, estimated with a certain degree of caution. Expected losses have been deducted.

SECURITIES

Securities are stated at the lower of cost and market value at the balance sheet date.

RECEIVABLES, CASH AND LIABILITIES

Amounts are stated at face value. A provision for doubtful debts is deducted from receivables.

PROVISIONS

The provision for reorganisation is stated at face value.
Deferred taxes relate to liabilities and receivables arising from temporary differences between the commercial and fiscal valuation of assets and liabilities and from tax losses carry forward. Deferred taxes are stated at face value.
Deferred tax assets are stated if it may reasonably be assumed that they will be realised in due course. The receivables and liabilities are mainly of a long-term character.

ACCOUNTING FOR INCOME

Taking into account the valuation of assets and liabilities, income is accounted for as follows:
Net turnover comprises the amounts invoiced for services rendered and goods delivered to third parties, less sales taxes and discounts. Expenses in respect of vessels managed for third parties are deducted from the gross turnover. The results of work in progress are apportioned to the financial year according to percentage of completion. Expected losses, if any, are fully deducted. Expenses are charged to the relevant financial year.

Taxation is calculated over the result before taxation according to the profit and loss account, applicable tax rates for the year and taking into account the permanent differences between the result before taxation according to the profit and loss account and the fiscal result. Deferred tax liabilities arising from temporary differences between the result before taxation according to the profit and loss account and the fiscal result are included under the provision for taxation. The current tax liabilities are included under Current liabilities: "Taxes and social security charges".

CONSOLIDATED BALANCE SHEET

1 TANGIBLE FIXED ASSETS

	Total	Vessels and other floating equipment	Vessels / equipment under construction	Land and buildings	Other
Balance, as at January 1, 2004					
Cost	466,776	405,451	228	13,413	47,684
Accumulated depreciation	(286,567)	(243,066)	(40)	(8,514)	(34,947)
Book value	180,209	162,385	188	4,899	12,737
Movements in the book value:					
Capital expenditures	57,496	37,901	15,956	145	3,494
Acquisition cost of disposals	(59,442)	(51,984)	(131)	(5,085)	(2,242)
Accumulated depreciation related to disposals	44,975	35,446	-	3,124	6,405
Depreciation*	(28,552)	(22,735)	-	(452)	(5,365)
Translation differences	(5,733)	(5,415)	(15)	(89)	(214)
Other movements	41	12	(19)	46	2
Total movements	8,785	(6,775)	15,791	(2,311)	2,080
Balance, as at December 31, 2003					
Cost	459,138	385,965	16,019	8,430	48,724
Accumulated depreciation	(270,144)	(230,355)	(40)	(5,842)	(33,907)
Book value	188,994	155,610	15,979	2,588	14,817

* This entry includes (among others) an additional write-down amounting to EUR 1.8 million.
This entry includes assets of which the legal ownership does not rest with a Smit Internationale N.V. subsidiary.

2 FINANCIAL FIXED ASSETS

	31.12.2004	31.12.2003
Associated companies	50,033	94,490
Other financial fixed assets	294	341
	50,327	94,831

Associated companies

This item includes those companies in which Smit Internationale N.V. has, directly or indirectly, control of 50% or less.

	Total	Share of the net asset value	Loans
Balance, as at January 1, 2004	94,490	89,885	4,605
Movements:			
Result	4,913	4,913	
Dividends distributed	(1,759)	(1,759)	
Acquisitions	(46,298)	(46,298)	
Loans provided	409		409
Exchange differences and other movements	(1,722)	(1,554)	(168)
Balance, as at December 31, 2004	50,033	45,187	4,846

Leading associated companies are:

SmitWijs Towage C.V., Rotterdam	50%
Asian Lift Pte.Ltd., Singapore	50%
Towage Holdings N.V. /Unie van Redding- en Sleepdienst N.V., Antwerp	50%
Keppel Smit Towage Pte.Ltd., Singapore	49%



Other financial fixed assets

Balance, as at January 1, 2004	341
Loans provided	2
Redemptions received	(173)
Other movements	124
Balance, as at December 31, 2004	294

3 STOCKS

	31.12.2004	31.12.2003
Materials and supplies	4,591	4,270
Work in progress	43,019	28,535
	47,610	32,805

Materials and supplies comprise fuel and lubricants on board vessels, warehouse stocks, deck equipment, etcetera. Work in progress includes both work completed but not yet invoiced as well as work in progress at balance sheet date.

4 RECEIVABLES

	31.12.2004	31.12.2003
Trade accounts receivable	39,539	69,223
Associated companies	8,180	10,756
Taxes	17,582	23,909
Other receivables	7,657	9,890
Prepaid expenses and accrued income	13,723	24,860
	86,681	138,638

All amounts are receivable within one year with the exception of the receivable for taxes. The receivable for taxes relates to foreign corporation tax claims and other taxes.

5 CASH

	31.12.2004	31.12.2003
Short-term investments	175	483
Cash at banks and in hand	34,030	18,948
	34,205	19,431

The item "Short-term investments" refers to funds that have been deposited for a period of up to three months.

6 CURRENT LIABILITIES

	31.12.2004	31.12.2003
Bank overdrafts	1,976	19,477
Bridging loan regarding URS	0	30,000
Creditors	21,913	21,602
Associated companies	4,220	2,228
Taxes and social security charges	12,284	18,438
Pension schemes	573	585
Accruals and deferred income	75,266	84,813
	116,232	177,143

All liabilities are payable within one year. There are no charges on assets. Bank overdrafts bear a variable interest rate.

7 SUBORDINATED LOANS

	31.12.2004	31.12.2003
	8,111	9,586

This relates to a subordinated loan granted by the Nationale Investeringsbank N.V. (National Investment Bank - NIB) on the terms of an "AA credit". The AA credit is subordinated to all debts. The remaining life of the loan is 5.5 years. Redemption amounts to EUR 1,475 per annum. The loan bears a variable interest percentage.

8 OTHER LONG-TERM LIABILITIES

	31.12.2004	31.12.2003
Banks	48,323	59,908
Other	9,404	2,166
	57,727	62,074

The repayment obligations are as follows:	Outstanding amount at balance sheet date	Payable within one year of balance sheet date	Payable one year or more from balance sheet date	Of which more than five years from balance sheet date
Banks	48,323	9,287	39,036	11,374
Other	9,404	275	9,129	7,902

During 2004 new (mortgaged) bank loans amounting to EUR 18.4 million were agreed. Mortgages have been agreed upon in connection with bank loans up to an amount of EUR 48.3 million. The average interest rate on interest-bearing bank and other loans during 2004 was 5.2%.

Approximately 49% of the outstanding loans of EUR 58 million bear a variable interest rate.

Minimum requirements regarding solvency and interest coverage have been set by banks regarding specific long-term liabilities.



9 PROVISIONS

	Taxation	Reorgani-sations	Other	Total
Balance, as at January 1, 2004	15,096	5,367	2,153	22,616
Additions	2,043	5,201	136	7,380
Withdrawals	(3,731)	(4,408)	(177)	(8,316)
Balance, as at December 31, 2004	13,408	6,160	2,112	21,680

The provision for reorganisations relates to measures for the structural improvement of the Group.

The item 'Other' relates, mainly, to specific operating risks in The Netherlands and abroad.

The provisions are mainly of a long-term character.



10 NET EQUITY

For a specification, refer to the Company Balance Sheet notes.

Contingent liabilities and commitments

For a specification, refer to the Company Balance Sheet notes.


CHINA SHIPPING
P&O Nedlloyd

The 'Smit Panama' assists a P&O Nedlloyd vessel in Panama.

ADDITIONAL INFORMATION

FINANCIAL INSTRUMENTS AND EXCHANGE RATE RISK MANAGEMENT

Various financial instruments are used by the group companies during the course of normal operations. The use of these financial instruments is centrally arranged and administered. Off balance sheet instruments are used on a limited basis and require authorisation by the Managing Board.
As these financial instruments are used to mitigate risk, the estimated real value of profit and losses for the hedged transactions will compensate each other and will be accounted for simultaneously. Such transactions are not allowed without underlying contracts.
Smit International's policy requires that the interest rates for long term liabilities are set so that the interest rates of at least 50% of such liabilities are fixed on a long term basis. Derivatives are used to convert variable interest rates to fixed interest rates on long term liabilities.
Currency risks from the normal course of operations are hedged through foreign exchange forward contracts and currency swaps. In principle, the net asset value of the foreign subsidiaries is not hedged.
Credit risk represents the accounting loss that would be recognised at the reporting date if counterparts failed completely to perform as contracted. The company does not have specific exposure to any individual customer. It is common practice to obtain guarantees with respect to the activities of the Salvage Division.
The instruments that are used to mitigate the interest and currency risks, as well as relating the level of risk to the volume of the financial instruments, are as follows:

FINANCIAL INSTRUMENTS ACCOUNTED FOR ON THE BALANCE SHEET

Financial instruments accounted for under assets and liabilities include cash, receivables, as well as current and long term liabilities. The estimated fair value as of December 31, 2004 of these financial instruments approximates the nominal value as of year-end.

FINANCIAL INSTRUMENTS NOT ACCOUNTED FOR ON THE BALANCE SHEET

At the year-end 2004, the applied hedging instruments comprised interest swaps and foreign exchange forward contracts. The fair value of the interest swaps is based on the market rate at the balance sheet date. The fair value of the foreign exchange forward contracts takes into account the revaluation of the contracts against the currency rates in effect at year-end.

The table below provides an overview of the market and nominal value of the financial instruments not accounted for on the balance sheet as per December 31, 2004.

(in EUR 1 mln.)	Market value	Nominal value	Unrealised Profit/Loss
Interest swaps	10.7	11.2	(0.5)
Foreign exchange forward contracts			
Sales	4.8	4.6	0.2

Interest swaps will become due within a period of 4 years. Interest swaps are used to mitigate variable interest risks up to 37% of total borrowings.

Foreign exchange forward contract will become due within a period of one year.



11 NET TURNOVER

The net turnover is specified by Division as shown below:

Net turnover per Division (in EUR 1 mln.)	**2004**	**2003**
Harbour Towage	76	72
Terminals	60	69
Salvage	111	93
Transport & Heavy Lift	89	116
Other activities	3	6
	339	356

12 COSTS OF SERVICES FROM THIRD PARTIES AND OTHER EXTERNAL COSTS

	2004	**2003**
Crew	4,274	6,095
Maintenance and repair (incl. movements in the provision for survey in 2000)	21,353	26,320
Insurance	8,137	8,589
Fuel and lubricants	9,644	9,614
Chartered equipment and services from third parties	80,647	90,867
Other direct operational expenses	26,755	22,738
Indirect costs	33,179	31,418
	183,989	195,641

13 WAGES, SALARIES AND SOCIAL SECURITY

Social security contributions include a charge of EUR 6.4 million (2003: EUR 5.8 million) relating to pre-pension premiums. The Dutch seafaring personnel participates in the "Bedrijfspensioenfonds voor de Koopvaardij" or the "Bedrijfspensioenfonds voor de Rijn- en Binnenvaart". The pension premiums amount to respectively 34% and 27.6% of the pension basis.

The pension related obligations of the Dutch shore personnel are placed with "Stichting Pensioenfonds SMIT". This fund is based on an average salary scheme.

Our foreign employees participate, if applicable, in local pension funds. These schemes are predominantly based on defined contributions.

Payments to present and former members of Group Management and present and former members of the Supervisory Board together, as referred to in Article 383 Paragraph 1, Book 2, Title 9 of the Netherlands Civil Code, amounted to EUR 499,000 (2003: EUR 455,000) and EUR 72,414 (2003: EUR 81,679), respectively.

Paid to Group Management in EUR	Salary	Profit related remuneration[2]	Total **2004**	Total **2003**
B. Vree	385,000[1]	114,000	499,000	455,000

[1] Including an amount of EUR 85.000 in pension premiums.

[2] The profit related remuneration depends of the achieved financial result compared to the applied equity.

During 2004 no options were granted to members of Group Management.

As at 31 December 2004 no options are outstanding with the statutory director.

Paid to (former) members Supervisory Board in EUR	Total 2004	Total 2003
(J.D. Bax)	18,151	18,151
W.F. van Beuningen	15,882	15,882
M.A. Busker	15,882	15,882
(P.F. van der Heijden)	15,882	15,882
(W.A. Mulock Houwer)	6,617	15,882

Employees

In 2004 the average number of persons employed was 2,859 (2003: 2,866).

At year end 2004 the number of persons employed per Division can be specified as follows:

Division	31.12.2004	31.12.2003
Harbour Towage	655	688
Terminals	700	686
Salvage	139	154
Transport & Heavy Lift	679	779
Other activities	567	671
	2,740	2,978

14 DEPRECIATION OF TANGIBLE FIXED ASSETS

	2004	2003
Vessels and other floating equipment	22,735	22,380
Buildings	452	598
Other	5,365	5,287
	28,552	28,265

15 EXCEPTIONAL ITEMS

	2004	2003
Income:		
Results on sale of assets	5,939	3,077
Other income	0	141
Expenses:		
Result from discontinued activities	(1,742)	(5,878)
Reorganisation expenses	(4,957)	(930)
	(760)	(3,590)

The result from discontinued activities involves dismantlement costs, as well as a charge resulting from the exercise of the call option by the charterer of the 'Smit Pioneer'.

The reorganisation expenses relate to restructuring of the Vessel Management activities and the Terminals organisation.



16 OPERATING RESULT SPECIFIED BY DIVISION

(in EUR 1 mln.)

Year 2004 **Profit and Loss Account**	Harbour Towage	Terminals	Salvage	Transport & Heavy Lift	Holding/ disc. activities*	Eliminations not allocated	Group
Production third parties	75.6	60.0	125.0	88.9	4.2		353.7
Production own market groups	0.6	1.5	3.9	15.6	31.4	(53.0)	0.0
Total operating income	76.2	61.5	128.9	104.5	35.6	(53.0)	353.7
Total operating charges	65.0	55.0	116.6	98.9	37.3	(53.0)	319.8
Exeptional items	0.6	1.9	0.8	1.3	(5.4)		(0.8)
Operating result	11.8	8.4	13.1	6.9	(7.1)	0.0	33.1
Interest	(0.8)	(0.5)	(1.4)	(0.3)	(0.4)		(3.4)
Result from ordinary activities before taxation	11.0	7.9	11.7	6.6	(7.5)	0.0	29.7
Taxation	(2.7)	(3.7)	(2.8)	0.5	1.6		(7.1)
Share in result of associated companies	7.0	0.0	0.0	(2.0)	(0.1)		4.9
Result from ordinary activities after taxation	15.3	4.2	8.9	5.1	(6.0)	0.0	27.5
Minority interest	-	-	-	-	-		0.0
Group result after taxation	15.3	4.2	8.9	5.1	(6.0)	0.0	27.5
Balance sheet							
Tangible fixed assets	70.2	53.1	2.8	32.9	30.0		189.0
Associated companies, not consolidated	36.7	0.0	0.0	9.1	4.2		50.0
Assets not allocated						168.8	168.8
Total assets	106.9	53.1	2.8	42.0	34.2	168.8	407.8
Liabilities not allocated						203.8	203.8
Total liabilities	0.0	0.0	0.0	0.0	0.0	203.8	203.8
Investment in tangible fixed assets	21.7	11.4	0.5	21.2	2.7		57.5
Investment in associated companies	0.1	0.0	0.0	0.2	0.0		0.3
Depreciation	7.4	11.3	1.0	7.8	1.1		28.6

Year 2003 Profit and Loss Account	Harbour Towage	Terminals	Salvage	Transport & Heavy Lift	Holding/ disc. activities*	Eliminations not allocated	Group
Production third parties	72.2	68.6	97.5	115.8	5.8		359.9
Production own market groups	1.3	0.9	4.7	22.3	30.1	(59.3)	0.0
Total operating income	73.5	69.5	102.2	138.1	35.9	(59.3)	359.9
Total operating charges	65.9	60.6	97.9	123.4	38.5	(59.3)	327.0
Exeptional items	0.6	(0.3)	0.2	2.0	(6.1)		(3.6)
Operating result	8.2	8.6	4.5	16.7	(8.7)	0.0	29.3
Interest	(2.3)	(1.9)	(0.1)	(1.2)	(0.6)		(6.1)
Result from ordinary activities before taxation	5.9	6.7	4.4	15.5	(9.3)	0.0	23.2
Taxation	(1.6)	(2.0)	(1.6)	(6.6)	4.6		(7.2)
Share in result of associated companies	18.4	(0.4)	-	(6.9)	(0.1)		11.0
Result from ordinary activities after taxation	22.7	4.3	2.8	2.0	(4.8)	0.0	27.0
Minority interest	-	-	-	-	-		0.0
Group result after taxation	22.7	4.3	2.8	2.0	(4.8)	0.0	27.0
Balance sheet							
Tangible fixed assets	68.5	56.5	3.8	34.6	16.8		180.2
Associated companies, not consolidated	76.9	(0.4)	-	13.4	0.0		89.9
Assets not allocated						195.8	195.8
Total assets	145.4	56.1	3.8	48.0	16.8	195.8	465.9
Liabilities not allocated						271.4	271.4
Total liabilities	0.0	0.0	0.0	0.0	0.0	271.4	271.4
Investment in tangible fixed assets	1.2	8.3	0.9	11.8	2.3		24.5
Investment in associated companies	-	-	-	4.7	-		4.7
Depreciation	7.1	11.1	0.8	5.8	3.5		28.3

* Discontinued activities relate to that part of the oil and gas related offshore activities, which will not be continued after the restructuring of the Group.



17 INTEREST

	2004	2003
Interest income on financial fixed assets	162	188
Other interest income	232	393
	394	581
Interest charges	(3,728)	(6,664)
	(3,334)	(6,083)

18 TAXATION

This represents taxation on profits in The Netherlands and other countries.
Taxation is calculated by applying the relevant tax rates on the result, taking into account permanent differences between the result according to the profit and loss account and the fiscal result.
The tax charge, expressed as a percentage of the operating result before taxation and before the share in the results of associated companies, amounts to 23.9% (2003: 30.9%).

			2004			2003
			Belasting			Belasting
	Amounts in EUR 1,000	in %	Tax charge in EUR 1,000	Amounts in EUR 1,000	in %	Tax charge in EUR 1,000
Legal corporation tax rate		34.5			34.5	
Result from ordinary activities before taxation	29,740	34.5	(10,260)	23,219	34.5	(8,010)
Effect non-taxable profits			(1,010)			(372)
Effect rate adjustment			2,995			56
Effect rate differences foreign subsidiaries			2,616			2,012
Non-deductible costs			(398)			(1,387)
Temporary differences and losses for which no tax credit has been accounted for			(327)			1,133
Use of non-valued loss carry forward			418			348
Other			(1,138)			(962)
Effective tax charge (in percentage)		23.9	(7,104)		30.9	(7,182)

Taxation relates mainly to current tax liabilities. The non-valued loss carry forward of various foreign companies, in total, amounts to EUR 11.7 million. The 2004 tax burden is lower compared to 2003 as result of a tax facility in Singapore, as of 2004. Furthermore the balance between Dutch losses at a tax rate of 34.5% and foreign profits at a lower tax rate on average results in a reduction of the effective tax charge.



SHARE IN RESULTS OF ASSOCIATED COMPANIES

This item refers to the pro rata share in the results of associated companies, based on their latest Profit and Loss Accounts.
The cancellation of a long-term contract resulted in a loss ad. EUR 4.4 million In 2003 a profit was realised on the sale of Associated Companies amounting to EUR 8.8 million. Furthermore impairments took place whereby the value of two Associated Companies was adjusted to a lower market value. The loss of EUR 7.7 million regarding these impairments has been accounted for under Result Associated Companies.

BALANCE SHEET OF SMIT INTERNATIONALE N.V. AS AT DECEMBER 31, 2004 (AFTER APPROPRIATION OF PROFIT)

(in EUR 1,000.-)

		31 December 2004		31 December 2003	
Financial fixed assets					
Subsidiary companies	(A)	198,881		170,625	
			198,881		170,625
Current assets					
Receivables	(B)	11,929		13,950	
Cash	(C)	967		19,071	
		12,896		33,021	
Current liabilities	(D)	12		20	
Net current assets/(liabilities)			12,884		33,001
Total assets, less current liabilities			211,765		203,626
Less: Subordinated loans	(E)	8,111		9,586	
			8,111		9,586
Net equity	(F)		203,654		194,040
Net equity specified as follows:					
Issued share capital			35,470		35,470
Share premium account			23,568		23,568
Other reserves			117,096		108,025
Unapropriated result			27,520		26,977
			203,654		194,040

PROFIT AND LOSS ACCOUNT OF SMIT INTERNATIONALE N.V. FOR THE YEAR ENDED DECEMBER 31, 2004

(in EUR 1,000.-)

	2004	2003
Results of subsidiary companies after taxation	27,401	26,747
Other results after taxation	119	230
Result after taxation	27,520	26,977

Floating pontoon 'Smitbarge 2' ready to depart for a long-term contract.


SMITBARGE 2



NOTES TO THE BALANCE SHEET OF SMIT INTERNATIONALE N.V. AS AT DECEMBER 31, 2004

General

For accounting policies, refer to the notes to the Consolidated Accounts.

A SUBSIDIARY COMPANIES

	Total	Share of the net asset value	Loans
Balance, as at January 1, 2004	170,625	172,112	(1,487)
Movements:			
Share in net results	27,401	27,401	0
Redemption of loans	5,780	0	5,780
Translation differences	(4,925)	(4,925)	0
Balance, as at December 31, 2004	198,881	194,588	4,293

B RECEIVABLES AND PREPAYMENTS

	31.12.2004	31.12.2003
Other	11,929	13,950

C CASH

	31.12.2004	31.12.2003
Cash at banks and in hand	967	19,071

D CURRENT LIABILITIES

	31.12.2004	31.12.2003
Accruals and deferred income	12	20
	12	20

E SUBORDINATED LOANS

Details are provided in the notes to the Consolidated Accounts.

F NET EQUITY

	31.12.2004	31.12.2003
Issued capital	35,470	35,470

The company's authorised capital totals EUR 138 million and is divided into 12.0 million ordinary shares, 14.4 million cumulative preference shares and 3.6 million cumulative preference financing shares. The issued share capital consists of 7,710,834 ordinary shares with a nominal value of EUR 4.60.

OPTIONS

During the period 1999-2001 a share option plan was in use for all employees of Smit Internationale N.V. The options can be exercised during a five-year period.

Since 2002 no options were granted. At balance sheet date a total of 23,504 (2003: 135,547) options were outstanding, with an option rate of EUR 22.40.

As at December 31, 2004 no options are outstanding with members of Group Management.

As at December 31, 2004 the following options (of nominal EUR 4.60) are outstanding:

	Exercise period (ending)	Number	Exercise price per share in EUR	Exercised as at December 31 2003	Exercised in 2003	Cancelled in 2003	Options outstanding as at December 31 2004
2000	31.12.2004	76,509	22.98	3,083	40,990	32,436	0
2001	31.12.2005	63,079	22.40	958	38,617	0	23,504
		139,588		4,041	79,607	32,436	23,504

SHARE PREMIUM ACCOUNT

The share premium account may be considered to be tax-free, upon distribution to shareholders.

	31.12.2004	**31.12.2003**
Share premium account	23,568	23,568

OTHER RESERVES

Movements in the other reserves are as follows:	**31.12.2004**	**31.12.2003**
Balance as at January 1, 2004	135,002	129,737
Net result of the year	27,520	26,977
Dividend paid	(15,279)	(3,483)
Movements in the value of foreign subsidiary companies following exchange rate fluctuations	(4,925)	(18,896)
Options exercised	2,298	667
Balance as at December 31, 2004	144,616	135,002

In 2004, the company sold 18,412 of its own shares. Furthermore 79,607 shares were used for the share option plan. The company owned 37,903 (2003: 135,992) ordinary shares in Smit Internationale N.V. as at December 31, 2004.



CONTINGENT LIABILITIES AND COMMITMENTS

(in EUR 1 mln.)

	31.12.2004	31.12.2003
Guarantees in respect of clients	0.8	1.8
Capital commitments	30.5	3.2
	31.3	5.0

The company has submitted a statement under Title 9, Book 2 of The Netherlands Civil Code Article 403, Paragraph 1f undertaking joint and several liability for commitments of a number of subsidiaries arising from acts-in-law by these companies.

Furthermore, the company has joint and several liability for the vast majority of bank debts of subsidiary companies. A number of group companies entered into contracts for more than one year of which the annual lease expenses amount to approximately EUR 3 million. SMIT has issued guarantees in respect of associated companies amounting to EUR 13 million. The company is the head of a fiscal unity including it's Dutch wholly owned group companies. Accordingly the company is jointly and severally liable for the tax liabilities of the fiscal unity as a whole.

Rotterdam, March 18, 2005

Executive Board:

B. Vree*
W.H. Kanis

*Statutory director

Supervisory Board:

W. Cordia
W.F. van Beuningen
M.A. Busker
R.R. Hendriks
H.C.P. Noten

OTHER INFORMATION

AUDITOR'S REPORT

INTRODUCTION

We have audited the 2004 Annual Accounts of Smit Internationale N.V., Rotterdam. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these Annual Accounts based on our audit.

SCOPE

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Annual Accounts. An audit also includes assessing the accounting policies used and significant estimates made by management, as well as evaluating the overall Annual Accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the Annual Accounts give a true and fair view of the financial position of the company as of December 31, 2004 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code.

Rotterdam, March 18, 2005

KPMG Accountants N.V.

DISTRIBUTION OF PROFIT

As stipulated in Article 26 of the Articles of Association, distribution of profit is as follows:
At the discretion of the Executive Board and subject to the prior approval of the Supervisory Board, a reservation can be made out of the profit shown. The balance shall be at the disposal of the General Meeting of Shareholders.
In accordance with the requirements of Article 26 of the Articles of Association the profit has been accounted for as follows:

(in EUR 1,000)	**2004**	**2003**
Net profit after tax	27,520	26,977
Available for shareholders	15,346	15,150
To be added to other reservess	12,174	11,827





The dredger 'Cristoforo Colombo' packed in ice in cold Russian waters.





FIVE-YEAR OVERVIEW*

(in EUR 1 mln.)

	2004	2003	2002	2001	2000
Results					
Production	**354**	360	319	399	363
Operating result	**33**	29	13	26	24
Balance of interest income and interest charges	**(3)**	(6)	(10)	(13)	(11)
Taxes	**(7)**	(7)	2	(3)	(3)
Net result	**28**	27	13	17	14
Operating result plus result of associated companies (Ebit)	**38**	40	22	35	28
Earnings less interest, taxes and depreciation (Ebitda)	**67**	69	50	68	66
Depreciation	**29**	28	28	33	38
Balance sheet date					
Fixed assets	**239**	275	336	401	418
Investments in tangible fixed assets	**58**	25	16	28	88
Net equity	**204**	194	189	200	189
Long-term capital	**292**	289	350	410	434
Guarantee capital	**212**	204	200	214	204
Interest-bearing long-term loans	**66**	72	131	158	181
Ratios in %					
Earning capacity of long-term capital	**13.0**	13.9	6.3	8.5	6.5
Earning capacity of net equity	**13.5**	13.9	7.1	8.7	7.5
Net margin	**8.1**	7.5	4.2	4.4	3.9
Return on capital employed	**14.0**	17.0	6.1	8.1	7.3
Operational margin	**9.8**	8.1	4.1	6.4	6.5
Tax burden result from ordinary activities	**23.9**	30.9	-59.8	26.2	26.2
Current assets/current liabilities	**145.0**	107.8	107.6	104.4	108.7
Solvency fixed assets/long-term capital	**82.1**	95.2	96.1	97.8	96.1
Net equity/total capital	**49.9**	41.6	35.6	32.1	30.1
Employees					
Year-end	**2,740**	2,978	2,754	3,075	3,320
Average	**2,859**	2,866	2,915	3,031	2,987
Production per employee (in EUR 1,000.-)	**124**	126	109	132	122
Data per share (in EUR 1.-)					
Ebitda	**8.67**	9.05	6.85	9.24	9.06
Dividend	**2.00**	2.00	0.90 **	1.10	1.00 **
Total issued shares	**7,672,931**	7,574,912	7,372,809	7,319,979	7,298,579

* Comparative figures are not adjusted for the change in accounting principles.

** Including optional dividend.

A section of a submarine is moored to be put into dock in Brazil.



The 'Taklift 4' places the deckhouse on the 'Hammerrodde'.





OVERVIEW OF THE MAIN
> GROUP OPERATING COMPANIES / ACTIVITIES AND
▶ ASSOCIATED COMPANIES

(as at 1 March 2005)

HARBOUR TOWAGE DIVISION

- > SMIT Harbour Towage Argentina S.A., La Plata, Argentina*
- > SMIT Harbour Towage Canada Inc., Vancouver, Canada*
- > SMIT Harbour Towage Panama Inc., Panama, Panama*
- > SMIT Harbour Towage Rotterdam B.V., Rotterdam, the Netherlands
- ▶ SMIT Amandla Marine (Pty) Ltd., Cape Town, South Africa
- ▶ Keppel Smit Towage Pte. Ltd., Singapore
- ▶ Mexicanos Servicios en Remolcadores S.A. de C.V., Mexico City, Mexico
- ▶ Unie van Redding- en Sleepdienst N.V., Antwerp, Belgium

TERMINALS DIVISION

- > SMIT Terminals Asia, Singapore*
- > SMIT Terminals Europe, Rotterdam, the Netherlands*
- > SMIT Terminals Gabon S.A., Port Gentil, Gabon* / Smit Internationale (Gabon) S.A.
- > SMIT Terminals Middle East, Jebel Ali Free Zone, United Arab Emirates*
- > SMIT Terminals South Africa, Cape Town, South Africa
- > SMIT Terminals West Africa Ltd, Cape Town, South Africa*
- ▶ SMIT Nigeria, Lagos, Nigeria

SALVAGE DIVISION

- > SMIT Salvage B.V., Rotterdam, the Netherlands
- > SMIT Salvage, Houston, United States*
- > SMIT Salvage, Cape Town, South Africa*
- > SMIT Salvage, Singapore*

TRANSPORT & HEAVY LIFT DIVISION

- > SMIT Heavy Lift Europe B.V., Rotterdam, the Netherlands
- > SMIT Transport Africa, Cape Town, South Africa*
- > SMIT Heavy Lift Brasil, Brazil*
- > SMIT Transport Asia, Singapore*
- > SMIT Transport Europe B.V., Rotterdam, the Netherlands
- ▶ Asian Lift Pte. Ltd., Singapore
- ▶ SmitWijs Towage C.V., Rotterdam, the Netherlands



The URS 'Union 8' with the container vessel 'P&O Nedlloyd Kowloon' working in the port of Antwerp.



* The activity is carried out through various legal entities that are either wholly owned by the Group or are associated companies of the Group.

LIST OF MANAGEMENT PERSONNEL

(as at 1 March 2005)



P&O NEDLLOYD KOWLOON
ROTTERDAM







EXECUTIVE BOARD

B. Vree	Chief Executive Officer
W.H. Kanis	Chief Financial Officer

DIVISION MANAGEMENT

L.F.J. Kullberg	Harbour Towage and Terminals
A. Dutilh	Salvage and Transport & Heavy Lift

GROUP STAFF

J.P. Duijvestijn	Shared Resources
W. Verhoeven	Legal Affairs
G.L. Bruinsma	Group Controller
A. de Glopper	SHE-Q
C.J. van Andel	Public Relations

OPERATING COMPANY MANAGERS

HARBOUR TOWAGE:

G. Nordenstahl	SMIT Harbour Towage Argentina
W. Cammel	SMIT Harbour Towage Canada
R. Neomagus	SMIT Harbour Towage Panama
J.J. Lameijer	SMIT Harbour Towage Rotterdam

TERMINALS:

C.J. van der Burg	SMIT Terminals, Rotterdam
W.G.C. Versteeg	SMIT Terminals, Rotterdam
P.J.G. van Stein	SMIT Terminals, Dubai

SALVAGE:

J.A.C. van Rooij	SMIT Salvage, Rotterdam
G.A. Koffeman	SMIT Salvage, Rotterdam
H.A. Kamsteeg	SMIT Salvage, Rotterdam
R.C. Elliott	SMIT Salvage, Houston
D. Main	SMIT Salvage, Cape Town
J. Hogendorp/C. Mathavan	SMIT Salvage, Singapore

TRANSPORT & HEAVY LIFT:

H.B. ten Hoeve	SMIT Heavy Lift Europe
P.D. Murray	SMIT Transport Africa
J. Bruinsma	SMIT Transport Asia
G.A. Keser	SMIT Transport Europe

ASSOCIATED COMPANIES

Harbour Towage:

B. Chew Chin Heng	Keppel Smit Towage
C. Lopez	Servicios Mexicanos en Remolcadores
W. de Schepper	Unie van Redding- en Sleepdienst

Transport & Heavy Lift:

J. Chua Bee Hin	Asian Lift
A.W. Brand	SmitWijs Towage



THE FLEET (as at 1 March 2005)

Vessels owned by Smit Internationale N.V. and joined ventures in which SMIT has controlling interest and/or management control.

HARBOUR TOWAGE	TERMINALS	TRANSPORT & HEAVY LIFT	TOTAL	Vessel type
2		8	10	Ocean-going tugs 14000-26000 hp
1			1	Ocean-going tug 6140 hp
2	3	2	7	Anchor handling tugs 3000-8000 hp
	2		2	Anchor handling tugs 15000 hp
		6	6	Anchor handling tugs 8000 hp
1		1	2	Diving support vessels
	1	4	5	Utility vessels
1			1	Salvage vessels (seagoing)
		2	2	Salvage vessels (inland)
		10	10	Floating sheerlegs (seagoing) 400-3000 tonnes
		1	1	Floating sheerleg (inland) 300 tonnes
		2	2	Pull barges
		3	3	Barges (seagoing) 24000 tonnes
3		4	7	Barges (seagoing) 10000-14000 tonnes
15		28	43	Barges (seagoing) 1000-8000 tonnes
36	8	24	68	Barges (inland) 100-2000 tonnes
77	14		91	Coastal/harbour tugs 3000-6000 hp
41	2	5	48	Coastal/harbour tugs 1000-3000 hp
11	8	3	22	Harbour/river tugs 100-1000 hp
	3	6	9	Harbour/river pusher tugs 480-2800 hp
27	9	32	68	Various vessels (workboats, oilcontainment vessel, etcetera)
217	50	141	408	Total fleet





COLOPHON

Design and prepress:
Studio Clarenburg, Schiedam

Photography:
Smit Internationale N.V.
Roderik van Nispen
Claudia van Andel
Dave Hollemans
Hans de Jong
Marije Soto

Offset printing:
Schefferdrukkerij B.V., Dordrecht